2025

ANNUAL MEETING OF STOCKHOLDERS
NOTICE AND PROXY STATEMENT

MASCO

  

April 7, 2025

Masco Corporation
17450 College Parkway
Livonia, MI 48152
313-274-7400
www.masco.com

Dear Masco Shareholders:

2024 marked another year of strong execution and resilience at Masco, as we advanced our strategic initiatives and delivered on our financial objectives despite a challenging demand environment. We focused on cost savings initiatives and operational efficiencies, which drove margin improvement. In our Plumbing Products segment, we introduced several innovative new products and entered into new product categories. In our Decorative Architectural Products segment, we continued to build our successful partnerships and achieved share gains with our leading brands.

We are grateful for the strong execution of our approximately 18,000 employees across the globe. Their hard work, focus on the customer and continuous improvement mindset allowed us to deliver on our 2024 objectives.

With Masco's industry-leading repair and remodel-oriented product portfolio and strong balance sheet, we believe the Company is well positioned in its pursuit of continued profitable growth and shareholder value creation.

CEO Succession

On March 6, 2025, we announced that Keith Allman will retire as Masco's President and Chief Executive Officer, effective July 6, 2025. Keith has been instrumental in reshaping Masco's portfolio and driving operational improvements to create a more resilient company. Under his leadership, the Company has delivered double digit EPS compound annual growth and total shareholder returns of approximately 14% compound annual growth over the past decade. On behalf of the Board, I want to express our deep gratitude to Keith for his tremendous leadership and contributions to Masco's success.

We are excited that Jonathon Nudi will serve as Masco's next President and Chief Executive Officer. Over his impressive 30-year career at General Mills, Jon has overseen global teams and executed on strategic goals to deliver meaningful growth and market share gains in competitive industries with established brands. As a director on Masco's Board since 2023, Jon has demonstrated his strategic vision, passion for innovation and commitment to driving customer-focused strategies. We are confident he is the right person to lead Masco forward.

Strong Board Composition

We have a strong Board that is highly engaged in overseeing the Company's strategic initiatives and delivering long-term value to shareholders. Our Board has extensive global leadership experience, and expertise in product innovation, finance, M&A, manufacturing and marketing. Effective as of our Annual Meeting of Stockholders, Donald Parfet, who has served as a director since 2012, will be retiring from the Board. We are grateful for Don's valuable insights and contributions.

On behalf of the entire Board, thank you for your support and investment in Masco. We invite you to attend Masco Corporation's Annual Meeting of Stockholders, which will be held virtually at 8:30 a.m. Eastern Time on May 9, 2025.

Sincerely,

Lisa A. Payne

Lisa A. Payne

Chair of the Board

THIS PROXY STATEMENT AND THE ENCLOSED PROXY CARD ARE BEING MAILED OR OTHERWISE MADE AVAILABLE TO SHAREHOLDERS ON OR ABOUT APRIL 7, 2025.



MASCO CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Our 2025 Annual Meeting of Stockholders will be held virtually through an audio-only webcast on May 9, 2025 at 8:30 a.m. Eastern Time. You will not be able to attend the meeting in person. Stockholders of record at the close of business on March 14, 2025 are entitled to vote at the Annual Meeting or any adjournment or postponement of the meeting. Whether or not you plan to attend the Annual Meeting, you can ensure that your shares are represented at the meeting by promptly voting by internet or by telephone, or by completing, signing, dating and returning your proxy card in the enclosed postage prepaid envelope. Instructions for each of these methods and the control number that you will need to vote are provided on the proxy card. You may withdraw your proxy before it is exercised by following the directions in the proxy statement. Alternatively, you may vote during the meeting.

By Order of the Board of Directors,

Kenneth G. Cole
Vice President, General Counsel and Secretary

Annual Meeting Information:

Date: May 9, 2025
Time: 8:30 a.m. Eastern Time
Place: Virtual Only Meeting at: www.virtualshareholdermeeting.com/MAS2025

Annual Meeting Items of Business	*The Company Recommends That You Vote As Follows:*
1. To elect three Class I directors	• **FOR** each Class I director nominee
2. To consider and act upon a proposal to approve the compensation paid, on an advisory basis, to our named executive officers	• **FOR** the approval of the compensation paid to our named executive officers
3. To ratify the selection of PricewaterhouseCoopers LLP as our independent auditors for 2025	• **FOR** the selection of PricewaterhouseCoopers LLP as our independent auditors for 2025
4. - 6. To consider and act upon management proposals to amend certain provisions of our Certificate of Incorporation	• **FOR** proposals 4. 5 and 6
7. To transact such other business as may properly come before the meeting	

Participating In Our Annual Meeting:

Online access to our virtual Annual Meeting will open at approximately 8:15 a.m. Eastern Time on May 9, 2025 at www.virtualshareholdermeeting.com/MAS2025. To access the meeting, vote and ask questions, you will need to have a valid control number. Your control number can be found on your proxy card or voting instruction form. If you encounter any difficulties accessing the meeting during the check-in time or during the meeting, technical support will be available to you through the meeting website. Please refer to the "2025 Annual Meeting of Stockholders" section below for further details regarding our Annual Meeting.

Questions may be submitted during the Annual Meeting by following the instructions available on the meeting website. We will answer as many stockholder questions as time permits. However, we may not respond to questions that are not pertinent to the business of the meeting. Single responses to a group of substantially similar questions may be provided to avoid repetition. We ask that attendees please help us keep the proceedings orderly and follow the Annual Meeting rules of conduct that will be posted on the meeting website.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 9, 2025: THIS PROXY STATEMENT AND THE MASCO CORPORATION 2024 ANNUAL REPORT TO STOCKHOLDERS, WHICH INCLUDES THE COMPANY'S ANNUAL REPORT ON FORM 10-K, ARE AVAILABLE AT:

http://www.ezodproxy.com/masco/2025

THE COMPANY WILL PROVIDE A COPY OF ITS ANNUAL REPORT ON FORM 10-K, WITHOUT CHARGE, UPON A STOCKHOLDER'S WRITTEN REQUEST TO: INVESTOR RELATIONS, MASCO CORPORATION, 17450 COLLEGE PARKWAY, LIVONIA, MICHIGAN 48152.

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2025 PROXY STATEMENT SUMMARY

In 2024, we continued to deliver strong performance by improving our operating profit and operating margin, even though a challenging demand environment contributed to a decrease in our year-over-year sales. We continued to leverage our industry-leading brands to deliver new product innovations, reinvest in our business to position us for future growth and deploy our capital allocation strategy to return value to our shareholders.

OUR FINANCIAL PERFORMANCE

Operating profit for the year increased **1%** to	Sales for the year decreased **2%** to	Operating margin for the year increased **50 Basis Points** to	Returned to our shareholders through share repurchases and dividends approximately
$1.4 BILLION	**$7.8** BILLION	**17.4** PERCENT	**$1.0** BILLION

OUR BOARD AT-A-GLANCE

Independent Chair of the Board: **Lisa A. Payne** (Appointed May 2021)	Our directors are **82%** INDEPENDENT	Our committee members are **100%** INDEPENDENT

Range Of Director Tenure

The balanced tenure of our Board provides us with both fresh perspectives and deep Company and industry knowledge.



**3	0-4 YEARS**	**2	5-9 YEARS**	**6	10+ YEARS**

PRESIDENT AND CEO SUCCESSION

During 2024, our Board engaged in a careful and thorough process to identify candidates for our next President and CEO. On March 6, 2025, our Board appointed Mr. Jonathon Nudi, a member of our Board since 2023, to succeed Mr. Keith Allman as the President and CEO of our Company, effective July 7, 2025. The Board appointed Mr. Nudi due to his demonstrated ability to execute on strategic goals to deliver growth and market share gains in competitive industries, his strategic vision, passion for innovation and commitment to driving customer-focused strategies.

OUR COMMITMENT TO SHAREHOLDER ENGAGEMENT

Our Board of Directors believes it is important to consider feedback from our shareholders when considering our corporate governance structure and governance practices, our executive compensation programs and our environmental, social and governance ("ESG") initiatives. In 2024, we continued our robust shareholder engagement program. In both the spring and the fall, we requested the opportunity to engage with shareholders holding approximately 55% of our outstanding shares. Of the shareholders with which we engaged, we discussed corporate governance matters, our Board's oversight of ESG and our recent ESG initiatives, and answered questions from our shareholders.

Following our shareholder engagement, we discuss the shareholder feedback we receive with our Compensation and Talent Committee ("Compensation Committee") and Corporate Governance and Nominating Committee ("Governance Committee").

TABLE OF CONTENTS

PART I—CORPORATE GOVERNANCE

CEO Succession **1**
Director and Director Nominees **1**
Board of Directors **9**
    Board Structure **9**
    Board Leadership **9**
    Director Independence **9**
    Board Refreshment **10**
    Board Membership and Composition **10**
    Director Commitments **11**
    Board and Board Committee Self-Evaluation Process **12**
    Risk Oversight **13**
    Board Meetings and Attendance **14**
    Communications with our Board **14**
Committees of our Board of Directors **15**
Director Compensation Program **18**
Related Person Transactions **20**
Proposal 1: Election of Class I Director Nominees **21**

PART II—COMPENSATION DISCUSSION AND ANALYSIS

Compensation Program Highlights **22**
Compensation Decisions in 2024 .... **26**
    Our 2024 Annual Performance Program **26**
    Our Long-Term Incentive Program **27**
    Stock Options Granted in 2024 .... **29**
    Other Components of our Executive Compensation Program **30**
Our Executive Compensation Program Highlights **31**
    We Provide Long-Term Equity Incentives to Align the Interests of Our Executive Officers With Our
    Shareholders **31**
    We Can Clawback Incentive Compensation **31**
    We Require Minimum Levels of Stock Ownership by our Executives **31**
    Our Equity Awards Have Double-Trigger Change of Control Provisions **32**
    Our Compensation Committee Oversees an Annual Compensation Risk Evaluation **32**
    Our Compensation Programs Encourage Executive Retention and Protect Us **32**
    We Prohibit Excise Tax Gross-Up Payments **32**
    We Prohibit Hedging and Pledging **32**
    We Do Not Have Employment Agreements or Change in Control Agreements **32**
Our Annual Compensation Review Process **33**
    Annual Management Talent Review and Development Process **33**
    Our Peer Group **33**
    Compensation Data Considered by our Compensation Committee **33**
    Retention of Discretion by our Compensation Committee **34**
    Outside Compensation Consultant **34**
Tax Treatment **34**
Accounting Considerations **35**
Compensation Committee Report **36**

Proposal 2: Advisory Vote to Approve the Compensation of Our Named Executive Officers 37

PART III—COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table 38
Grants of Plan-Based Awards 41
Outstanding Equity Awards at Fiscal Year-End 43
Option Exercises and Stock Vested 44
Retirement Plans 45
Payment Upon Change in Control, Retirement, Termination, Disability or Death 47
CEO Pay Ratio 49
Pay Versus Performance 50

PART IV—AUDIT MATTERS

Audit Committee Report 55
PricewaterhouseCoopers LLP Fees 56
Audit Committee Pre-Approval Policies and Procedures 56
Proposal 3: Ratification of Selection of Independent Auditors 57

PART V—EXECUTIVE OFFICERS AND BENEFICIAL OWNERSHIP

Executive Officers 58
Security Ownership of Management and Certain Beneficial Owners 59
Insider Trading Policies and Procedures 60

Part VI—OTHER PROPOSALS

**Proposal 4: Management proposal to approve the amendment of the Company Charter to remove
   supermajority vote requirements** 61
**Proposal 5: Management proposal to approve the amendment of the Company Charter's business
   combination provision** 63
**Proposal 6: Management proposal to approve the amendment of the Company Charter to provide for the
   annual election of directors** 65

PART VII—GENERAL INFORMATION

2025 Annual Meeting of Stockholders 68
   Who is entitled to vote at the Annual Meeting? 68
   What is the difference between holding shares as a record holder and as a beneficial owner? 68
   What is a broker non-vote? 68
   How are abstentions and broker non-votes treated? 69
   What constitutes a quorum? 69
   How can I submit my vote? 69
   How many votes are needed for each proposal to pass? 69
   Is my proxy revocable? 70
   Who is paying for the expenses involved in preparing and mailing this proxy statement? 70
   What happens if additional matters are presented at the Annual Meeting? 70
   What is "householding" and how does it affect me? 70
   Our Website 70
2026 Annual Meeting of Stockholders 71
Other Matters 72
APPENDIX
Appendix A A-1
Appendix B B-1
Appendix C C-1

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CORPORATE GOVERNANCE

This section of our proxy statement provides information on the qualifications, skills and experience of our director nominees and incumbent directors, the structure and responsibilities of our Board and its Committees, our Board's self-evaluation and risk oversight processes, and other important corporate governance matters.

PRESIDENT AND CEO SUCCESSION

Our Board takes seriously its responsibility for ensuring robust succession planning for members of our senior management team. On March 6, 2025, it appointed Mr. Jonathon Nudi, a member of our Board since 2023, to succeed Mr. Keith Allman as the President and CEO of our Company, effective July 7, 2025. The selection and appointment of Mr. Nudi was the culmination of a careful and thorough process that our Board initiated more than a year ago.

Our Board formed a special committee to lead the search process, with the support of an external search firm. The search firm assisted the committee in developing the key search criteria, focusing on the skills, expertise, experience and competencies necessary for our next President and CEO. The committee evaluated both internal and external candidates in seeking a proven leader to guide our Company's strategic initiatives and future growth. The committee ultimately recommended, and our Board appointed, Mr. Nudi due to his demonstrated strategic vision, passion for innovation and commitment to driving customer-focused strategies.

DIRECTORS AND DIRECTOR NOMINEES

Our Board is currently composed of eleven directors. As of March 5, 2025, in connection with Mr. Nudi's appointment as our next President and CEO, our Board determined that Mr. Nudi is no longer an independent director, and accordingly, nine of our eleven directors are independent directors. As of the date of our 2025 Annual Meeting, in connection with Mr. Parfet's retirement from our Board, we will have ten continuing directors, eight of whom will be independent. In connection with Mr. Allman's retirement as our President and CEO on July 6, 2025, his service as a director on our Board will conclude and we will then have nine continuing directors, eight of whom will be independent.

Our directors possess a wide array of skills and experience that provide a strong source of strategic and risk oversight, advice, and guidance to our management team. The following director skills matrix highlights the balanced mix of skills and experience that are most relevant and important to our Company. The skills and experience identified for each continuing director are those we believe are key and unique to each director's contribution to our Board. This matrix is not meant to encompass or reflect all of the skills and experience possessed by each director. See the following pages for a full biography of each of our continuing directors.

	Alexander	Allman	Denari	Ffolkes	Nudi	O'Herlihy	Payne	Plant	Reddy	Stevens
Business Operations & Leadership Executive leadership experience at a large organization, including current or former service as a public company officer.	√	√	√	√	√	√	√	√	√	√
M&A Experience executing significant acquisitions and other organizational transactions to drive growth and advance long-term strategic plans			√				√	√		
Risk Management Experience effectively prioritizing and managing broad enterprise risks as well as anticipating and identifying emerging risks relevant to the business							√		√	√
Finance & Accounting Experience with complex financial transactions and in driving capital allocation strategy, as well as a deep understanding of financial reporting and controls							√	√	√	√
Product Innovation Experience driving market share growth through the successful execution of new product development initiatives	√		√		√					
International Business Leadership and oversight experience with multinational companies in global markets, with a deep knowledge of global industry dynamics and risks	√			√	√	√			√	√
Manufacturing Expertise in managing and overseeing complex manufacturing operations, including knowledge of production processes, industry standards and safety protocols		√		√		√		√		
Marketing & Brand Management Expertise in the marketing and sales of industry-leading consumer products with a deep expertise in strengthening brand reputation	√	√	√		√					
Talent Management Expertise in the execution of talent management strategies and initiatives, including those focused on key employee development and retention, and succession planning		√		√		√				

DIRECTOR NOMINEES FOR CLASS I *(if elected, term will expire at our Annual Meeting in 2028)*



Jonathon J. Nudi

Age: 54

Director Since: 2023

Not Independent

Board Committees:

• None

Our next President and CEO, effective July 7, 2025

Current Position: Group President, Pet, International and North America Foodservice, **General Mills Inc.**, since 2024

Relevant Skills and Experience:

• **Business Operations and Leadership:** Extensive strategic and operational experience developed through serving in a variety of leadership positions, including driving profitable growth through organizational transformation and capability building

• **Marketing and Brand Management:** Significant experience with consumer-branded products developed through his 30 years of experience with General Mills, including various positions of increasing responsibility in marketing and sales

• **International Business:** Complex international experience gained through serving in a variety of positions in Europe, and leading segments that service consumers and customers in Asia, Australia, Europe, and Latin America

• **Product Innovation:** Deep perspectives developed over his career, including responsibility for product development and a focus on consumer-first design process and product improvements

Business Experience:

• **General Mills, Inc.:**
  • Group President, North American Retail (2016-2023)
  • President, Europe and Australasia Region (2014-2016)
  • President, Snacks Division (2010-2014)
  • Vice President Marketing, Business Unit Director, Green Giant/SGC (2007-2010)

Memberships in Other Organizations:

• Board of Governors, First Tee, a charitable organization



Lisa A. Payne

Age: 66

Director Since: 2006

Independent

Board Committees:

• None

Position: Independent **Chair of our Board**, since 2021

Relevant Skills and Experience:

• **Business Operations and Leadership:** Deep understanding of growth strategy and extensive experience in real estate investment, development and acquisition, as well as extensive experience in senior level and C-Suite roles

• **M&A:** Significant experience developed during her 10 years as an investment banker, focused on acquisition and development financing and merger and acquisition advisory services

• **Risk Management:** In-depth expertise gained through her finance-focused career, including in her prior role as CFO in which she gained deep understanding of macroeconomic risks that may impact business

• **Finance and Accounting:** Substantial financial, accounting and corporate finance expertise gained through her experience as CFO and as an investment banker

Business Experience:

• President, **Soave Real Estate Group,** a privately held diversified management and investment company (2016-2017)
• **Taubman Centers, Inc.**:
  • Vice Chair (2005-2016)
  • Chief Financial Officer (2005-2015)
  • Executive Vice President and Chief Financial and Administrative Officer (1997- 2005)
• Investment banker, **Goldman, Sachs & Co.** (1987-1997)

Other Public Company Boards:

• Rockwell Automation, Inc. (since 2015)
• J.C. Penney Company (2016-2020)
• Taubman Centers, Inc. (1997-2016)

Memberships in Other Organizations:

• Chair of the Board, Soave Enterprises, LLC, a privately held diversified management and investment company (2016-2017)



Sandeep Reddy

Age: 54

Director Since: 2023

Independent

Board Committees:

- Audit
- Governance

Position: Executive Vice President – Chief Financial Officer, **Domino's Pizza, Inc.**, since 2022

Relevant Skills and Experience:

- **Business Operations and Leadership:** Extensive experience gained over his almost 30 years serving in leadership roles at global consumer-facing businesses, including in business strategy development and through the oversight of international supply chain operations

- **Finance and Accounting:** Significant expertise developed in numerous CFO roles with oversight of all financial operations and functions, including his current role where he is responsible for financial strategy and operations, including financial planning, treasury, financial reporting, tax, accounting and investor relations

- **International Business:** Extensive experience in international business operations acquired while holding leadership positions for operations based in Europe and India

- **Risk Management:** Expertise gained while serving in CFO roles with responsibility for risk oversight and, in his current role, responsibility for leading Domino's environmental, social and governance efforts

Business Experience:

- Executive Vice President and Chief Financial Officer, **Six Flags Entertainment Corporation** (2020-2022)
- **Guess?, Inc.**:
  - Chief Financial Officer (2013-2019)
  - Vice President and European Chief Financial Officer (2010-2013)
- Served in various positions of increasing responsibility for **Mattel, Inc.**, ultimately serving as Vice President of Finance and Supply Chain for France, Spain, Portugal and Italy (1997-2010)

CLASS II DIRECTORS *(term expiring at our Annual Meeting in 2026)*



Keith J. Allman

Age: 62

Director Since: 2014

Not Independent

Board Committees:

• None

Position: **Our President and Chief Executive Officer**, since 2014 (Mr. Allman will be retiring from his position with our Company and as a member of our Board effective July 6, 2025)

Relevant Skills and Experience:

• **Business Operations and Leadership:** Strong business leadership skills and hands-on operational experience with our businesses have helped to provide the foundation for the current direction of our Company. Mr. Allman has, through his key leadership positions within our Company, acquired a deep knowledge of all aspects of our business, significant understanding of complex global operations, as well as Company-specific customer expertise

• **Manufacturing:** Extensive experience gained through his decades in leading our cabinet and faucet manufacturing operations

• **Marketing and Brand Management:** Expertise developed while playing an integral role in developing our strategies to strengthen our brands and overseeing our innovation efforts

• **Talent Management:** Valuable insight into our Company's culture developed over his many years with the Company, and, as our CEO, his overall responsibility for our human capital management strategy and initiatives

Business Experience:

• Masco Corporation:
  • Group President (2011-2014)
  • President, Delta Faucet (2007-2011)
  • Executive Vice President, Builder Cabinet Group (2004-2007)
  • Served in various management positions of increasing responsibility at Merillat Industries (1998-2003)

Other Public Company Boards:

• Oshkosh Corporation (since 2015)

Memberships in Other Organizations:

• Director, No Barriers, a charitable organization



Aine L. Denari

Age: 52

Director Since: 2022

Independent

Board Committees:

• Audit
• Governance

Position: Executive Vice President and President of Navico Group and Chief Technology Officer of **Brunswick Corporation**, a manufacturer of marine products, since 2024

Relevant Skills and Experience:

• **Business Operations and Leadership:** Extensive business and strategic experience acquired serving in a variety of executive management positions, including her current role, and in prior roles within the automotive and industrial industries and at major global consulting firms

• **M&A:** Deep experience developed while at ZF, where she was responsible for the integration between ZF and TRW, including the strategy and implementation of all functions, businesses, systems and processes

• **Product Innovation:** Expertise gained in her current role, where she is responsible for the oversight of technology strategy and advanced development activities, including artificial intelligence activities, for Brunswick's entire portfolio, and in her former roles developing and implementing end-to-end technology solutions and overseeing the development of Advanced Driver Assist Systems/Automated Driving

• **Marketing and Brand Management:** Significant experience gained in her current role where she is responsible for 23 marine brands, which comprise the most comprehensive bow-stern portfolio offering in the world

Business Experience:

• Executive Vice President and President of Brunswick Boat Group, **Brunswick Corporation** (2020-2024)
• **ZF AG:**
  • Senior Vice President and General Manager, Advanced Driver Assist Systems/Automated Driving (2017-2020)
  • Chief Integration Management Officer & Head of Strategic Performance Management Office (2015-2017)
  • Senior Vice President, Product Planning and Business Development (2014-2017)
• Director, Strategy & Analytics, **Ingersoll Rand Inc** (2010-2014)
• Engagement Manager, **McKinsey & Company** (2006-2010)
• Management Consultant / Case Team Leader, **Bain & Company** (2003-2006)
• Served in various engineering roles, including research, product planning and development and program management at **Ford Motor Company** (1996-2002)



Christopher A. O'Herlihy

Age: 61

Director Since: 2013

Independent

Board Committees:
• Compensation (Chair)

Position: President and Chief Executive Officer, **Illinois Tool Works Inc.**, a global diversified industrial manufacturer of specialized industrial equipment, consumables, and related service businesses, since 2024

Relevant Skills and Experience:
• **Business Operations and Leadership:** Extensive experience acquired in his executive positions, through which he has acquired deep knowledge and experience in all aspects of business operations, including strategy development, product development, emerging markets and financial performance and structure
• **International Business:** Significant expertise acquired while overseeing business operations in Europe, South America and Asia
• **Manufacturing:** In-depth understanding of complex manufacturing operations gained during his more than 30 years with Illinois Tool Works
• **Talent Management:** Significant experience gained in leading and developing high-performing and key talent, including executive-level talent, through his over ten years serving in executive leadership positions

Business Experience:
• **Illinois Tool Works Inc.**:
  • Vice Chair (2015-2023)
  • Executive Vice President, with worldwide responsibility for Illinois Tool Works' Food Equipment Group (2010-2015)
  • Group President – Food Equipment Group Worldwide (2010)
  • Group President – Food Equipment Group International (2009-2010)
  • For almost 30 years, served in various positions of increasing responsibility, including as Group President of the Polymers and Fluids Group

Other Public Company Boards:
• Illinois Tool Works (since 2024)



Charles K. Stevens, III

Age: 65

Director Since: 2018

Independent

Board Committees:
• Audit (Chair)
• Compensation

Position: Retired Executive Vice President and Chief Financial Officer, **General Motors Company**

Relevant Skills and Experience:
• **Business Operations and Leadership:** Significant experience gained in his over 40 years with GM serving in leadership roles with oversight of financial and accounting operations, through which he developed and executed business strategies to drive profitable growth
• **Risk Management:** Strong analytic, strategic and financial skills and expertise developed through his extensive career at GM, which provides valuable perspectives and experience in performing risk evaluation, management and mitigation
• **Finance and Accounting:** Extensive expertise developed over his time at GM serving in senior leadership roles with responsibility for overseeing all financial and accounting functions, resulting in a valuable understanding of finance, financial operations, international financial matters and investor relations
• **International Business:** In-depth knowledge gained while serving for over 15 years in leadership positions in South America, Mexico and the Asia Pacific region, including China, Singapore, Indonesia and Thailand

Business Experience:
• **General Motors Company**, a global automotive company (1978 – 2019):
  • Advisor (2018-2019)
  • Executive Vice President and Chief Financial Officer (2014-2018)
  • Chief Financial Officer, GM North America (2010-2014)
  • Interim Chief Financial Officer, GM South America (2011-2013)
  • Chief Financial Officer, GM de Mexico (2008-2010)
  • Chief Financial Officer, GM Canada (2006-2008)
  • Held various positions of increasing responsibility, including several leadership positions with GM's Asia Pacific region including China, Singapore, Indonesia and Thailand

Other Public Company Boards:
• Genuine Parts Company (since 2024)
• Flex, Ltd. (since 2018)
• Eastman Chemical Company (2022-2024)
• Tenneco Inc. (2020-2022)

CLASS III DIRECTORS *(term expiring at our Annual Meeting in 2027)*



Mark R. Alexander

Age: 60

Director Since: 2014

Independent

Board Committees:

• Compensation
• Governance

Position: Chief Executive Officer, **Icelandic Provisions, Inc.**, a provider of Icelandic dairy products, since 2019

Relevant Skills and Experience:

• **Business Operations and Leadership:** Strong experience in leadership and the successful execution of business growth strategy developed through his current experience as a CEO and as the former President of Campbell Soup Company's largest division

• **International Business:** Significant experience gained through his nearly 35-year career serving in various marketing, sales and management roles in the United States, Canada, Europe and Asia

• **Product Innovation:** Deep expertise gained through his management responsibilities, including investing in brand-building, innovation and distribution

• **Marketing and Brand Management:** Extensive experience with consumer-branded products, and a significant background in marketing and customer relations in his various roles

Business Experience:

• **Campbell Soup Company:**
  • Senior Vice President (2009-2018)
  • President of Americas Simple Meals and Beverages (2015-2018)
  • President of Campbell North America (2012-2015), Campbell International (2010-2012) and Asia Pacific (2006-2009)
  • Chief Customer Officer and President—North America Baking & Snacking (2009-2010)
  • Served in various marketing, sales and management roles in the United States, Canada, Europe and Asia since 1989



Marie A. Ffolkes

Age: 53

Director Since: 2017

Independent

Board Committees:

• Governance (Chair)

Position: Managing Partner, **GenNx360 Capital Partners**, a private equity firm focused on investing in industrial and business services companies, since 2023

Relevant Skills and Experience:

• **Business Operations and Leadership:** Extensive experience acquired in developing and leading strategy implementation and driving operational profitability, as well as significant leadership experience

• **International Business:** Global and cultural experience developed serving in leadership positions in China, South Korea, Brazil, Japan and Europe

• **Manufacturing:** Significant experience with global manufacturing operations across multiple industrial sectors

• **Talent Management:** Significant human capital experience gained in leadership roles of increasing responsibility across many industries and geographies

Business Experience:

• Founder and CEO, **Axxelist, LLC**, a private technology real estate company (since 2021)
• Chief Executive Officer, **TriMark USA, LLC** (2020-2021)
• President, Industrial Gases, Americas of **Air Products & Chemicals, Inc.** (2015-2020)
• **Tenneco**:
  • Global Vice President and General Manager, Ride Performance Group (2013-2015)
  • Vice President and General Manager, Global Elastomers (2011-2013)
• **Johnson Controls International plc** (formerly, Johnson Controls):
  • Vice President & General Manager South America Region, Automotive Group (2010-2011)
  • Vice President and General Manager, Hyundai-Kia Customer Business Unit (2008-2010)
  • Global Vice President, Japan (2006-2008)

Other Public Company Boards:

• Valero Energy Corporation (since 2022)



John C. Plant

Age: 71

Director Since: 2012

Independent

Board Committees:

• Audit
• Governance

Position: Chair of the Board and Chief Executive Officer, **Howmet Aerospace Inc.**, a global supplier of engineered metal products, since 2020

Relevant Skills and Experience:

• **Business Operations and Leadership:** In-depth knowledge gained throughout his over three decades of executive leadership with experience in successfully leading businesses through periods of downturns as well as periods of growth and market development

• **M&A:** Deep expertise gained through various roles, including leading the separation of Arconic Inc. into two independent, publicly traded companies – Howmet Aerospace Inc. and Arconic Corporation

• **Finance and Accounting:** A strong background in finance through various roles, including key finance and operations positions

• **Manufacturing:** Substantial expertise developed during his more than 20 combined years of global experience in manufacturing and engineered solutions at industrial companies

Business Experience:

• Chief Executive Officer (2019-2020) and Chair of the Board (2017-2020), **Arconic Inc.**
• **TRW Automotive Holdings Corp.**:
  • Chair of the Board (2011-2015)
  • President and Chief Executive Officer and Director (2003-2015)
• Co-member of the Chief Executive Office of **TRW Inc.** and the President and Chief Executive Officer of the automotive business of TRW Inc. (2001-2003)

Other Public Company Boards:

• Howmet Aerospace Inc. (since 2020)
• Jabil Inc. (since 2016)

Memberships in Other Organizations:

• Director Emeritus, Automotive Safety Council
• Director, Gates Industrial Corporation plc, a privately-held manufacturer of casters and wheels (2017-2019)

BOARD OF DIRECTORS

Our Board of Directors is committed to maintaining our high standards of ethical business conduct and corporate governance principles and practices.

Board Structure

Our Board of Directors is currently comprised of eleven directors and is divided into three classes. Each class has a term of three years and each year the term of office of one class expires. Each director will hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall be qualified, subject, however, to prior death, resignation, retirement or removal from office.

Board Leadership

Lisa Payne was appointed as Chair of our Board in 2021. Ms. Payne has served on our Board since 2006, including as the Chair of our Audit Committee from 2015-2021 and as the Chair of our Governance Committee from 2021-2022.

Effective Oversight of our Company

The responsibilities, among others, of the independent Chair of our Board include:

- presiding at Board meetings and at executive sessions of the independent directors;

- communicating with our CEO to provide guidance and advice as well as feedback following executive sessions of our independent directors;

- discussing with management and approving our Board's meeting agendas and assuring that there is sufficient time for discussion of all agenda items;

- in preparation for Board meetings, consulting with management on information to be provided to our Board;

- overseeing our Board's annual review of our strategic plan and its execution; and

- calling meetings of our independent directors, as necessary.

Separation of our Chair of the Board and CEO Roles

Our Board believes that its current leadership structure is in the best interests of the Company and our shareholders at this time and will maintain this structure following Mr. Nudi's commencement of service as our President and CEO on July 7, 2025. However, our Board does not have a policy with respect to the separation of the roles of Chair of the Board and CEO. Our Board believes that this matter should be discussed and determined by our Board from time to time, based on all of the then-current facts and circumstances. If the roles of Chair of our Board and CEO are combined in the future, then a majority of our independent directors will elect a Lead Independent Director for a renewable one-year term.

Director Independence

Our Corporate Governance Guidelines require that a majority of our directors qualify as "independent" under the requirements of applicable law and the New York Stock Exchange's listing standards.

Director Independence Standards

For a director to be considered independent, our Board must determine that the director does not have any direct or indirect material relationship with us. Our Board has adopted standards to assist it in making a determination of independence for directors. These standards are posted on our website at www.masco.com.

Assessment of our Directors' Independence

Our Board determined that nine of our eleven directors are independent. As an employee, Mr. Allman, our President and CEO, is not an independent director. As of March 5, 2025, in connection with his appointment as our next President and CEO, our Board determined that Mr. Nudi is no longer an independent director.

In making its independence determinations, our Board reviewed all transactions, relationships and arrangements for the last three fiscal years involving each non-employee director and the Company.

- In evaluating Aine Denari's independence, our Board considered our purchases from her employer, Brunswick Corporation and its subsidiaries. In 2024, the aggregate amount of our purchases was approximately $415,000. Brunswick Corporation has reported revenue of $5.2 billion in 2024. Our Board does not believe that Ms. Denari has a material interest in these transactions.

- In evaluating Christopher O'Herlihy's independence, our Board considered purchases and sales between us and his employer, Illinois Tool Works Inc. and its subsidiaries. In 2024, the aggregate amount of our purchases was approximately $267,000 and the aggregate amount of our sales was approximately $100,000. Illinois Tool Works, Inc. has reported revenue of $15.9 billion in 2024. Our Board does not believe that Mr. O'Herlihy has a material interest in these transactions.

- In evaluating Sandeep Reddy's independence, our Board considered our purchases of goods from his employer, Domino's Pizza, Inc. and/or its franchises. In 2024, the aggregate amount of our purchases was approximately $12,000. Domino's Pizza, Inc. has reported revenue of $4.7 billion in 2024. Our Board does not believe that Mr. Reddy has a material interest in these transactions.

Our Board also determined that we did not make any discretionary charitable contributions exceeding the greater of $1 million or 2% of the revenues of any charitable organization in which any of our directors, or an immediate family member of any of our directors, was an executive officer and actively involved in the day-to-day operations.

Committee Member Independence Assessment

As of March 5, 2025, in connection with his appointment as our next President and CEO and our Board's determination that Mr. Nudi is no longer an independent director, Mr. Nudi concluded service on our Audit Committee and Compensation Committee. Each member of our Audit Committee, Compensation Committee and Governance Committee is qualified as independent under the requirements of applicable law and the New York Stock Exchange's listing standards.

Board Refreshment

Our Governance Committee periodically assesses the composition of our Board by reviewing our directors' skills and expertise and reviews current director tenure, including whether any vacancies are expected on our Board due to retirement or otherwise. From time to time, our Board completes a director skills and experience assessment to provide our Governance Committee insight into our Board's composition. Our Governance Committee uses this information to evaluate the skills and experience represented on our Board and to identify anticipated skills and experience that would be valuable to our Board in the future to best support our Company's strategic objectives.

Board Membership and Composition

Board Membership

Our Governance Committee believes that directors should possess exemplary personal and professional reputations, reflecting high ethical standards and values. The expertise and experience of directors should provide a source of strategic and risk oversight, advice and guidance to our management. A director's judgment should demonstrate an inquisitive and independent perspective with intelligence and practical wisdom. Directors should be free of any significant business relationships which would result in a potential conflict in judgment between our interests and the interests of those with whom we do business.

Our Governance Committee also considers additional criteria adopted by our Board for director nominees and the independence, financial literacy and financial expertise standards required by applicable law and by the New York Stock Exchange.

Board Composition

As part of its assessment of board composition and evaluation of potential director candidates, our Governance Committee considers whether our directors hold a range of viewpoints, professional experiences, education and other skills and attributes that are necessary to enhance our Board's effectiveness. Neither our Board nor our Governance Committee has adopted a formal Board diversity policy.

Director Candidate Recommendations

The Governance Committee uses a number of sources to identify and evaluate director nominees. It is the Governance Committee's policy to consider director candidates recommended by shareholders. All Board candidates, including those recommended by shareholders, are evaluated against the criteria described above. Shareholders wishing to have the Governance Committee consider a candidate should submit the candidate's name and pertinent background information to our Secretary at the address stated below in "Communications with our Board." Shareholders who wish to nominate director candidates for election to our Board should follow the procedures set forth in our Certificate of Incorporation and Bylaws.

Director Commitments

Our Board believes that each director should be committed to serving on our Board for an extended period of time and to devoting sufficient time to carry out the director's duties and responsibilities in an effective manner for the benefit of our shareholders. Our Board's Corporate Governance Guidelines require each director to promptly notify the Governance Committee Chair before accepting any invitation to serve on the board of any for-profit business entity. The Governance Committee evaluates and advises whether it believes service on such outside board would interfere with the director's service on our Board.

Our Board recognizes that the public company commitments of our director, John Plant, who also serves as the Chair of the Board and Chief Executive Officer of Howmet Aerospace Inc. and as a member of Jabil Inc.'s board, exceed the policies of certain of our shareholders and of proxy advisors. Our Board believes that Mr. Plant has been a highly valued member of our Board since 2012, has demonstrated his active engagement through his consistent attendance and participation with Board matters, both during and in-between Board meetings, and that he has the time and ability to fulfill his obligations to our Board. During the past three years, Mr. Plant has attended 95% of all of our Board and Committee meetings of which he is a member. He brings to our Board uniquely deep expertise in leading complex and efficient business and manufacturing operations and executing significant M&A transactions, as well as capital allocation strategies, all of which drive top- and bottom-line growth and long-term shareholder value creation.

Board and Board Committee Self-Evaluation Process

Our Governance Committee is responsible for the oversight of our Board's and each Board Committee's self-evaluation process, including establishing evaluation criteria for the Board and Board Committees and reporting to the Board on the process and results of the Board self-evaluation and any recommendations for proposed changes to Board policies or practices. Our standard self-evaluation process includes the following components:

Survey:

A confidential self-evaluation survey to assess our Board's performance. The directors provide feedback on:

- The responsibilities of the Board, including the effectiveness of the Board's oversight of strategy and risk;

- Board and Committee structure and composition;

- Board meetings; and

- Board engagement with management.

Periodically, our directors also undertake a board planning review and conduct a director skills and experience assessment, which facilitate both the Board's understanding of its current composition and director succession planning in order to ensure our Board's future composition is best able to support our company's strategic objectives.

Individual Director Discussions:

Our Board Chair and Governance Committee Chair review a summary of the self-evaluation results. Each then conducts one-on-one discussions with our directors to discuss feedback on the topics included in the self-evaluation survey and to engage in in-depth discussions regarding the functions of the Board.

Review and Discussion by Governance Committee and Board:

Our Governance Committee discusses the self-evaluation results, including feedback from the individual director discussions with our Board Chair and Governance Committee Chair, and considers opportunities for enhancements and recommendations. The evaluation results and recommendations are then discussed by the full Board.

Consideration of Feedback:

Director feedback is considered by the Board and the Committees, and Board and Committee policies and practices are updated as appropriate.

Committee Self-Evaluation Discussions:

Each of our Board Committees engages in a Committee self-evaluation during executive session. Our Committee self-evaluation process was updated recently to better facilitate robust and candid discussion among Committee members on the topics of Committee structure, composition and meetings, the effectiveness of the Committee's oversight over the matters for which it has responsibility and the adequacy of the resources provided to the Committee, including third-party advisors.

Risk Oversight

Our Board has a thorough approach to the oversight of our risk management practices, both directly and through its Committees. Our Board reviews and discusses with management comprehensive analyses describing the material risks facing us and the actions we are taking to mitigate these risks. Management provides updates regarding these risks and mitigation activities to the Board and Board Committees throughout the year, as necessary. Our Board's key risk oversight activities include:

Strategic risk oversight:

Each year our Board holds a strategy session in which management and our directors discuss how we are executing our current strategic objectives and developing our long-term strategy. The Board's recent strategy session included discussions regarding the areas of focus to deliver our long-term value creation goals and the growth strategy and growth initiatives of our largest business units, which included discussions with the General Managers of those businesses. The session also included a discussion with a housing and building products market expert to provide our directors with an external perspective of us, our industry and macroeconomic factors that may impact us.

Enterprise risk oversight:

Each year our Board and management discuss our enterprise risk management profile and assessment, which includes financial, operational, legal, regulatory, ethics and compliance risks that are material to us, and how we are taking action to mitigate those risks.

Environmental, Social and Governance risk oversight:

In accordance with our Corporate Governance Guidelines, our Board oversees our ESG enterprise strategy and risks. In 2024, our Board discussed with management ESG-related regulations, trends and perspectives, our ESG governance framework and progress toward our ESG initiatives, including our carbon mitigation strategy. In addition, our Board reviewed our Corporate Sustainability Report and, as part of our enterprise risk management update, discussed with management our ESG-related risks.

Cybersecurity risk oversight:

Our Board oversees our cybersecurity risk and is responsible for ensuring that management has processes in place designed to identify and assess cybersecurity risks to which we are exposed, implement the appropriate protections to address such risks, identify cybersecurity threats and respond to and resolve cybersecurity incidents. In 2024, management discussed with the Board risks and trends associated with information technology, including cyber attacks, and current and future planned actions to mitigate such risks. In addition, our Board received updates related to our operational and resource readiness with respect to cyber incidents, our incident response processes and emerging cybersecurity risks.

Our Board has delegated certain oversight responsibilities to our Board Committees, as follows:

Audit Committee:

- Financial reporting
- Internal controls over financial reporting
- Legal and regulatory compliance
- Ethics and compliance program
- Risk disclosure
- ESG data controls and verification

Compensation Committee:

- Executive compensation program and policies
- CEO and executive management succession planning
- Enterprise talent strategy

Governance Committee:

- Governance structure
- Board composition and refreshment
- Board and Committee self-evaluation process
- Director orientation and continuing education
- Governance trends and best practices
- Political contributions

Board Meetings and Attendance

Our Board held six meetings in 2024. Each director attended at least 75% of our Board meetings and applicable committee meetings that were held in 2024 during the period he or she served. It is our policy to encourage directors to attend our Annual Meeting of Stockholders, and all of our then-serving directors attended our 2024 Annual Meeting. Our independent directors meet separately at least once per year. Ms. Payne, as the Chair of our Board, presides over these executive sessions.

Communications with our Board

If you are interested in contacting the Chair of our Board, an individual director, our Board as a group, our independent directors as a group, or a specific Board Committee, you may send a communication, specifying the individual or group you wish to contact, to c/o Kenneth G. Cole, Secretary at Masco Corporation, 17450 College Parkway, Livonia, Michigan 48152 or ken_cole@mascohq.com. Certain communications that are unrelated to the duties and responsibilities of the Board will not be forwarded, such as: business solicitations; junk mail, mass mailings and spam; employment inquiries; and surveys.

COMMITTEES OF OUR BOARD OF DIRECTORS

The standing committees of our Board are the Audit Committee, the Compensation Committee and the Governance Committee. These committees function pursuant to written charters adopted by our Board. The committee charters, as well as our Corporate Governance Guidelines and our Code of Ethics, are posted on our website at www.masco.com and are available to you in print from our website or upon request.

Audit Committee



| Charles K. Stevens (Chair) | Aine L. Denari | Jonathon J. Nudi* | John C. Plant | Sandeep Reddy |

5 meetings in 2024

All members are independent and financially literate and qualify as "audit committee financial experts" as defined in Item 407(d)(5)(ii) of Regulation S-K.*

Audit Committee responsibilities include assisting the Board in its oversight of the:

- integrity of our financial statements

- effectiveness of our internal controls over financial and other public reporting

- qualifications, independence, performance and remuneration of our independent auditors

- performance of our internal audit function

- compliance with legal and regulatory requirements, including our employees' and directors' compliance with our Code of Ethics

In addition, our Audit Committee reviews and discusses with management certain key financial and non-financial risks.

Audit Committee key activities in 2024:

- reviewed and approved our 2023 Form 10-K

- reviewed our Form 10-Qs filed in 2024 and related earnings press releases

- discussed with management quarterly updates on our internal controls over financial reporting

- reviewed with management quarterly updates on ethics matters and fraud reporting

- discussed with management certain accounting and risk management practices, including tax matters and gross to net revenue generation practices

- discussed with management our sustainability reporting processes and controls

- reviewed the performance of our internal and independent auditors and evaluated the independent auditors' qualifications and independence

- reviewed and approved our independent auditors' 2025 integrated audit plan and service fees

- reviewed and approved our 2025 internal audit annual operating plan

As of March 5, 2025, in connection with his appointment as our next President and CEO and our Board's determination that Mr. Nudi is no longer an independent director, Mr. Nudi concluded service on our Audit Committee.

Compensation and Talent Committee



| Christopher A. O'Herlihy (Chair) | Mark R. Alexander | Jonathon J. Nudi* | Donald R. Parfet | Charles K. Stevens |

5 meetings in 2024

All members are independent*

Our Compensation Committee is responsible for the following:

- the oversight and approval of our executive compensation programs

- determining the goals and objectives applicable to the compensation of our CEO and evaluating our CEO's performance in light of those goals

- reviewing our executive succession plan, including periodically reviewing our CEO's evaluation and recommendation of a potential successor

- overseeing our enterprise talent strategy

- determining and administering equity awards granted under our stock incentive plan

- administering our annual and long-term performance compensation programs

- reviewing and establishing our peer group

In addition, our Compensation Committee evaluates risks arising from our compensation policies and practices and has determined that such risks are not reasonably likely to have a material adverse effect on us. Our executive officers and other members of management report to the Compensation Committee on executive compensation programs at our business units to assess whether these programs or practices expose us to excessive risk.

Compensation Committee key activities in 2024:

- reviewed and approved the incentive compensation paid to our executive officers in 2024

- reviewed with management a pay-for-performance analysis of our CEO's compensation as compared to our peer group and a comparison of our executive officers' compensation to market survey data

- established performance metrics and goals for our 2024 Annual Incentive Program

- established performance metrics and goals for our 2024-2026 Long-Term Incentive Program

- reviewed with management the Company's leadership pipeline, focusing on succession management for key executive and business unit leadership positions and approach to leadership development

- discussed with management and the Committee's outside compensation consultant executive compensation trends

- discussed with management and approved the share request under our 2024 Long Term Stock Incentive Plan

- reviewed and approved updates to our equity award terms and conditions

- reviewed with management our shareholder engagement activities

As of March 5, 2025, in connection with his appointment as our next President and CEO and our Board's determination that Mr. Nudi is no longer an independent director, Mr. Nudi concluded service on our Compensation Committee.

Corporate Governance and Nominating Committee



| Marie A. Ffolkes (Chair) | Mark R. Alexander | Aine L. Denari | Donald R. Parfet | John C. Plant | Sandeep Reddy |

5 meetings in 2024

All members are independent

Our Governance Committee is responsible for the following:

- advising our Board on the governance structure and conduct of our Board

- developing and recommending to our Board appropriate corporate governance guidelines and policies

- Board succession planning, including reviewing our Board's structure and composition and the tenure of our directors

- reviewing and reassessing the adequacy of the Company's Political Contributions Policy, and annually reviewing the Company's political contributions

- reviewing the independence of our directors

- identifying and recommending qualified individuals for nomination and re-nomination to our Board

- recommending directors for appointment and re-appointment to Board committees

- reviewing and recommending to the Board our director compensation

- recommending to the Board those persons to be elected as officers of the Company

Governance Committee key activities in 2024:

- reviewed the results of our Board's 2024 self-evaluation

- discussed with management significant corporate governance trends

- reviewed and approved updates to our Corporate Governance Guidelines

- reviewed with management our shareholder engagement activities

- considered the results of voting at our 2024 Annual Meeting, including on a shareholder proposal

- reviewed 2023 political contributions in accordance with our Political Contributions Policy

DIRECTOR COMPENSATION PROGRAM

Our non-employee directors receive the following compensation for service on our Board:

Compensation Element	Amount
Annual Cash Retainer	$130,000
Annual Equity Retainer (a)	Restricted stock units with a value of $180,000 that vest in three equal installments over three years
Annual Chair of the Board Cash Retainer	$200,000
Annual Committee Chair Cash Retainer	$25,000 for the Audit Committee $20,000 for the Compensation Committee $20,000 for the Governance Committee
Meeting Fee (b)	None
Stock Retention Guideline	Directors must retain shares of our stock valued at five times their annual cash retainer fee (not inclusive of Chair retainers) within 5 years of joining our Board

Annual Equity Retainer (row a): In 2024, the annual equity retainer was paid in the form of restricted stock units granted under our Non-Employee Director Equity Program. Our 2024 Long Term Stock Incentive Plan imposes a limit on the amount of equity a director may receive during a year of restricted stock units or equity with a grant date value of $750,000.

Meeting Fee (row b): Our Board may approve the payment of meeting fees to directors serving on three or more standing committees or serving as members of a special committee constituted by our Board. No such fees were paid for 2024.

Other Compensation

Our non-employee directors may also receive the following benefits, which are available to all of our employees:

• Matching gifts program under which we will match up to $5,000 of a director's contributions to eligible 501(c)(3) tax-exempt organizations each year. Non-employee directors may participate in the matching gifts program until December 31 of the year in which their service as a director ends.

• Employee purchase program under which a director may obtain rebates on certain of our products purchased for their personal use.

In addition, if space is available, a director's spouse is permitted to accompany a director who travels on Company aircraft to attend Board or committee meetings.

Annual Review of our Director Compensation Program

Our Governance Committee reviews our director compensation program annually, including reviewing an analysis of the competitiveness of the program, and recommends any changes to our Board. In 2024, the Committee recommended to the Board that it increase the equity retainer paid to our non-employee directors by $20,000 to $180,000, and increase the retainer paid to our Governance Committee Chair by $5,000 to $20,000. Our Board approved these recommendations.

Director Compensation Table

The following table reflects 2024 compensation paid to our directors who served on our Board in 2024, other than Keith Allman, who is also a Company employee and receives no additional compensation for his service as a director.

Name	Cash Fees Earned ($)	Restricted Stock Units ($) (a)	All Other Compensation ($) (b)	Total ($)
Mark R. Alexander	130,000	180,052	—	310,052
Aine L. Denari	130,000	180,052	—	310,052
Marie A. Ffolkes	148,750	180,052	—	328,802
Jonathon J. Nudi	130,000	180,052	—	310,052
Christopher A. O'Herlihy	150,000	180,052	5,000	335,052
Donald R. Parfet	130,000	180,052	5,000	315,052
Lisa A. Payne	330,000	180,052	—	510,052
John C. Plant	130,000	180,052	—	310,052
Sandeep Reddy	130,000	180,052	—	310,052
Charles K. Stevens	155,000	180,052	—	335,052

Restricted Stock Units (column a): In May 2024, we granted 2,490 restricted stock units to each non-employee director serving on our Board. The amounts reported in this column reflect the aggregate grant date fair value of the restricted stock units, calculated in accordance with accounting guidance. Directors realize the value of these grants over time because the vesting occurs pro rata over three years.

All Other Compensation (column b): The amounts reported in this column reflect our contributions in 2024 to eligible tax-exempt organizations under our matching gifts program, as described above, for which directors receive no direct financial benefit.

Unvested Restricted Stock Units: The following table reports the unvested restricted stock units held on December 31, 2024 by each non-employee director who was serving on that date.

Director	Unvested Restricted Stock Units (#)
Mark R. Alexander	5,494
Aine L. Denari	6,444
Marie A. Ffolkes	5,494
Jonathon J. Nudi	5,130
Christopher A. O'Herlihy	5,494
Donald R. Parfet	5,494
Lisa A. Payne	5,494
John C. Plant	5,494
Sandeep Reddy	4,910
Charles K. Stevens	5,494

RELATED PERSON TRANSACTIONS

Our Board of Directors has adopted a Related Person Transaction Policy that requires our Board or a committee of independent directors to approve or ratify any transaction involving us in which any director, director nominee, executive officer, 5% beneficial owner or any of his or her immediate family members has a direct or indirect material interest.

Related Person Transaction Policy

Our policy covers:

- financial transactions and arrangements;

- indebtedness and guarantees of indebtedness; and

- transactions involving employment.

Our policy excludes transactions determined by our Board not to involve a material interest of the related person, such as:

- ordinary course of business transactions of $120,000 or less;

- transactions in which the related person's interest is derived from service as a director of another entity or ownership of less than 10% of another entity's stock; and

- transactions in which the related person's interest is derived from service as a director, trustee or officer of a not-for-profit organization or charity that receives donations from us, which are made in accordance with our matching gifts program.

Assessing Related Person Transactions

Our policy requires directors, director nominees and executive officers to provide prompt written notice to our Secretary of any related transaction so it can be reviewed by our Governance Committee. If our Governance Committee determines that the related person has a direct or indirect material interest in the transaction, it will consider all relevant information to assess whether the transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders. Our Governance Committee annually reviews previously-approved ongoing related transactions to determine whether the transactions should continue.

Related Persons Transactions for 2024

There are no transactions required to be described in this proxy statement.

PROPOSAL 1: ELECTION OF CLASS I DIRECTOR NOMINEES

The term of office of our Class I Directors, who are Jonathon J. Nudi, Lisa A. Payne and Sandeep Reddy, expires at this meeting.

Our Board proposes the re-election of Mr. Nudi, Ms. Payne and Mr. Reddy to serve as Class I Directors. The term of the Class I Directors elected at this Annual Meeting will expire at the Annual Meeting of Stockholders in 2028, or when their respective successors are elected and qualified.

Our Board expects that the persons named as proxy holders on the proxy card will vote the shares represented by each proxy for the election of each director nominee unless a contrary direction is given. If, prior to the meeting, a nominee is unable or unwilling to serve as a director, which our Board does not expect, the proxy holders may vote for an alternate nominee recommended by our Board, or our Board may reduce its size.

Information regarding each of our director nominees can be found above in "Director Nominees for Class I."

Our Board recommends a vote FOR the election to our Board of Directors of each of the following Class I Director nominees:

Name	Director Since	Occupation
Jonathon J. Nudi	2023	*Our next President and CEO, effective July 7, 2025* **Current Position:** Group President, Pet, International and North America Foodservice, General Mills Inc.
Lisa A. Payne	2006	Independent Chair of our Board, since 2021
Sandeep Reddy	2023	Executive Vice President – Chief Financial Officer, Domino's Pizza, Inc.

The affirmative vote of a majority of the votes cast by shares is required for the election of directors. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the outcome of the election. If an incumbent Director nominee fails to receive a majority of the votes cast, the Director is required to give his or her resignation to our Board. Our Board has 90 days after certification of the election results to decide whether to accept the Director's resignation.



COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION PROGRAM HIGHLIGHTS

- **In 2024, we improved our operating profit and operating margin and continued to execute our capital deployment strategy.** Despite softer sales volume, our reported operating profit for the year increased 1% to $1,363 million from $1,348 million. Our reported operating margin increased 50 basis points to 17.4% from 16.9% through our focus on cost savings initiatives and continued improvement in operational efficiencies. We also continued to return value to our shareholders by repurchasing approximately 10 million shares of our common stock for $751 million and increasing our quarterly dividend by approximately 2%.

- **Our compensation program is designed to emphasize pay-for-performance.** For 2024, our executive compensation program was significantly dependent on our performance. Components of our program include an annual cash incentive, an annual restricted stock unit ("RSU") award based on delivered performance, a long-term performance-based award if three-year performance criteria is met and stock options. The RSUs and stock options vest ratably over 3 years.

- **We achieved 88% of our annual performance program's performance target.** For 2024, our annual incentives were based on the financial metrics of operating profit and net sales. As a result of our performance in 2024, which was impacted by our softer sales volume, our executive officers earned 88% of target under our annual performance program, and received a cash bonus and an award of RSUs consistent with this performance.

- **Our performance did not result in a payout under our 2022-2024 Long-Term Incentive Program ("LTIP").** For the three-year period of 2022-2024, our LTIP was based on the financial metrics of cumulative earnings per share ("EPS") and a three-year average return on invested capital ("ROIC"). We did not achieve our threshold level of achievement for either metric, and as a result, our executive officers did not receive a stock award under the program.

- **We continue to engage with shareholders and adjust our compensation program.** At last year's Annual Meeting, our executive compensation program received 91% shareholder support, consistent with levels we have received in recent years. We continue to seek feedback from shareholders and, as appropriate, make adjustments to our program to ensure it remains aligned with market practice and long-term value creation.

OUR NAMED EXECUTIVE OFFICERS

This Compensation Discussion and Analysis ("CD&A") covers the elements of compensation awarded to, earned by or paid to our named executive officers (who we generally refer to as our "executive officers") during 2024 and describes the principles underlying our company's executive compensation policies and decisions. This CD&A explains the compensation for the following individuals:

Name	Position
Keith J. Allman	President and Chief Executive Officer
Richard J. Westenberg	Vice President, Chief Financial Officer and Treasurer
Imran Ahmad	Group President
Jai Shah	Group President
Kenneth G. Cole	Vice President, General Counsel and Secretary

OUR 2024 PERFORMANCE COMPENSATION PROGRAMS

Based on our performance in 2024, our eligible executive officers earned incentive compensation under our annual performance program, under which we paid cash bonuses and granted RSUs to our executive officers for achievement of our annual performance goals. Based our performance over the 2022-2024 three-year period, our executive officers did not earn a stock award under our LTIP.

OUR EXECUTIVE OFFICERS' PERFORMANCE-BASED TARGET COMPENSATION

The target compensation mix for our CEO and our other executive officers reflects our emphasis on long-term, performance-based compensation that incentivizes our executive officers to make strategic decisions that will strengthen our business and create long-term value for our shareholders. In 2024, approximately 88% of our CEO's target compensation, and approximately 75% of the target compensation of our other executive officers, was performance-based.


Salary
12%
Cash Bonus
17%
24%
Restricted Stock Units
23%
LTIP
Stock Options
24%
88%
CEO
Total Performance-Based
Salary
25%
Cash Bonus
19%
19%
Restricted Stock Units
18%
LTIP
19%
Stock Options
75%
OTHER
EXECUTIVE
OFFICERS
Total Performance-Based

PERFORMANCE COMPENSATION EARNED UNDER OUR PROGRAMS

2024 Annual Performance Program

Financial Performance Metric	Metric Weight	Target	Actual Performance (as adjusted)	Performance Percentage
Operating Profit (in millions)	75%	$1,379	$1,372	73%
Net Sales (in millions)	25%	$7,972	$7,828	15%
Total Performance Percentage				88%

2022-2024 LTIP

Financial Performance Metric	Metric Weight	Target	Actual Performance (as adjusted)	Performance Percentage
Cumulative EPS	60%	$13.75	$11.50	0%
Three-Year Average ROIC	40%	52.0%	42.9%	0%
Total Performance Percentage				0%

- See "Our 2024 Annual Performance Program" and "Our Long-Term Incentive Program" below for a discussion of the establishment of our performance metrics and goals and a description of our calculation of operating profit, net sales, cumulative EPS and ROIC performance.

Based on this performance, our eligible executive officers earned a cash bonus and RSU award under our 2024 annual performance program. The performance restricted stock units ("PRSUs") granted to our executive officers in 2022 under our 2022-2024 LTIP did not vest, and therefore our executive officers did not receive a stock award under our 2022-2024 LTIP.

Name	Cash Bonus ($)	Restricted Stock Unit Award ($)	2022-2024 LTIP-Stock Award ($)	Total Performance Compensation ($)
Keith J. Allman	1,682,100	2,274,266	—	3,956,366
Richard J. Westenberg	525,700	525,487	—	1,051,187
Imran Ahmad	349,800	350,066	—	699,866
Jai Shah	422,500	422,253	—	844,753
Kenneth G. Cole	376,900	377,233	—	754,133

- Restricted stock units vest in equal installments over three years following the grant date, so our executive officers do not realize the value of these awards until they vest.
- Richard J. Westenberg and Imran Ahmad did not participate in our 2022-2024 LTIP.

OTHER PERFORMANCE COMPENSATION WE AWARDED IN 2024

We grant stock options annually to our executive officers to align their long-term interests with those of our shareholders by reinforcing the goal of long-term share price appreciation. These stock options will provide value to our executive officers only if the price of our common stock increases above the option exercise price. On February 16, 2024, our Compensation Committee awarded the following stock options to our executive officers; these stock options will vest ratably over three years.

Name	Stock Options Awarded (#)	Stock Option Exercise Price ($ per share)	Value of Stock Options Awarded at Grant ($)
Keith J. Allman	103,050	73.16	2,442,903
Richard J. Westenberg	24,470	73.16	580,086
Imran Ahmad	15,820	73.16	375,029
Jai Shah	19,470	73.16	461,556
Kenneth G. Cole	17,210	73.16	407,980

- The stock options reflected in this table were priced based on our closing stock price on February 16, 2024, the date of grant. The column "Value of Stock Options Awarded at Grant" shows the aggregate grant date fair value of the stock options awarded, calculated in accordance with accounting guidance.

OUR COMPENSATION PRACTICES INCLUDE:

✔ **An Emphasis on Long-Term Performance**—Our compensation programs are weighted toward long-term incentives. In 2024, we gave approximately equal weight to RSUs, stock options and our three-year incentive program, under which we grant performance-based restricted stock units ("PRSUs").

✔ **Annual Restricted Stock Units Granted on Performance Delivered**—For the 2024 performance period, our annual grant of RSUs was based on our executive officers' target opportunities, which are established at the beginning of the year, and the achievement of our performance goals under our annual performance program.

✔ **Long-Term Performance Program**—A meaningful portion of our executive officers' compensation opportunity is based on the achievement of three-year performance goals.

✔ **Clawback Policy**—If we restate our financial statements, other than as a result of changes to accounting rules or regulations, our clawback policy requires us to recover incentive compensation paid to our executives in the three-year period prior to the applicable recoupment trigger date, regardless of whether misconduct caused the restatement.

✔ **Stock Ownership Requirements**—We have minimum stock ownership requirements for our executive officers, including requiring our CEO to own stock valued at six times his base salary.

✔ **Double-Trigger Vesting**—We have double-trigger vesting of equity upon a change in control.

✔ **Tally Sheets and Risk Assessment**—Our Compensation Committee uses tally sheets and oversees an annual risk assessment to evaluate whether our compensation programs present undue risk to us.

✔ **Competitive Analysis**—On an annual basis, our Compensation Committee reviews a market analysis of CEO and CFO compensation paid by our peer companies and published survey data for comparably-sized companies.

✔ **Limited Perquisites**—We provide limited perquisites to our executive officers.

OUR COMPENSATION PRACTICES DO NOT INCLUDE:

✘ **Excise Tax Gross-Ups**—Our equity grants do not provide for excise tax gross-ups.

✘ **Hedging or Pledging**—Our policy prohibits executive officers and directors from hedging our stock and from making pledges of our stock.

✘ **Employment Agreements and Change in Control Agreements**—We have no employment agreements or change in control agreements with our executive officers.

✘ **Option Repricing**—Our Equity Plan prohibits the repricing of options without shareholder approval.

COMPENSATION DECISIONS IN 2024

Our 2024 Annual Performance Program

Program Opportunities

Our 2024 annual performance program provided for performance-based cash bonus and restricted stock unit opportunities to our executive officers. These opportunities incentivized our executive officers to achieve rigorous annual performance goals and our strategic business objectives and aligned our executive officers' interests with those of our shareholders.

Our Compensation Committee established the cash bonus and RSU opportunities available to each executive officer as a percentage of the officer's annual base salary. Under our 2024 annual performance program, if the threshold goal was not achieved, our executive officers would not have earned a payout. If the maximum goal was exceeded, the payout percentage would have been capped at 200% of the target opportunity.

Our eligible executive officers had the following target opportunities under our 2024 annual performance program:

Name	Target Opportunity for Cash Bonus as a % of Annual Base Salary	Target Opportunity for Restricted Stock Units as a % of Annual Base Salary
Keith J. Allman	150%	202.8%
Richard J. Westenberg	80%	80%
Imran Ahmad	75%	75%
Jai Shah	75%	75%
Kenneth G. Cole	70%	70%

- Keith Allman's target opportunity for restricted stock units as a percent of his annual base salary under our 2024 annual performance program increased from to 202.8% from 191.7%. This increase reflects Mr. Allman's positive impact on and contributions to our Company and aligns with market practice.

Performance Metrics

Our Compensation Committee selected the financial metrics of operating profit (weighted at 75%) and net sales (weighted at 25%) for our 2024 annual performance program, because it believed that improvement in these metrics would continue to reinforce our executive officers' focus on profit growth and revenue to drive shareholder value. Additionally, these metrics are easily derived from our audited financial statements, which our Compensation Committee believes provides transparency for both our shareholders (as requested from shareholders when we sought feedback) and our executive officers.

We calculated the cash bonuses to be paid and restricted stock units to be granted to our executive officers under the annual performance program by multiplying each executive officer's base salary by his or her target opportunity and multiplying that result by the program performance percentage achieved. The total payout for each executive officer is limited to 200% of the target opportunity.

Base Salary	X	Target Opportunity	X	Financial Metrics Operating Profit Performance Percentage (75%) + Net Sales Performance Percentage (25%)	=	Annual Performance Percentage

Program Targets and Achievement

Our performance targets are designed to be challenging. Our Compensation Committee has a robust process for establishing our targets, which includes reviewing our operating profit and revenue forecast for the year, taking into account analyst forecasts, shareholder expectations, and general economic and industry conditions. In 2024, the factors considered included an expectation of continued lower consumer demand and elevated input costs. In 2024, we achieved 97% of our operating profit target and 63% of our net sales target. After weighting the operating profit metric at 75% and the net sales metric at 25%, our performance percentage for our 2024 annual performance program was 88% of our financial metrics target.



Performance Metric	Threshold (20% Payout)	Target (100% Payout)	Maximum (200% Payout)	Percentage Attained	Weighting		Performance Percentage
Achievement	$1,372						
Operating Profit (in millions)	$1,279	$1,379	$1,479	97%	x 75%	=	73%
Achievement	$7,828						
Net Sales (in millions)	$7,652	$7,972	$8,292	63%	x 25%	=	15%
Total Performance Percentage							88%

To calculate achievement of our operating profit performance target, we adjusted our 2024 reported operating profit of $1,363 million to exclude the expense recognized due to rationalization charges of approximately $9 million. Our operating profit for purposes of the annual performance program was $1,372 million. We did not make any adjustments to our reported net sales of $7,828 million.

Compensation Paid Under the 2024 Annual Performance Program

Based on a total performance percentage of 88%, we calculated the actual cash bonuses to be paid and restricted stock units to be granted to our executive officers as follows:

Name	Amount of Cash Bonus ($)	Value of Restricted Stock Unit Award ($)	Total 2024 Annual Performance Compensation ($)
Keith J. Allman	1,682,100	2,274,266	3,956,366
Richard J. Westenberg	525,700	525,487	1,051,187
Imran Ahmad	349,800	350,066	699,866
Jai Shah	422,500	422,253	844,753
Kenneth G. Cole	376,900	377,233	754,133

- The number of restricted stock units granted is determined by dividing the value of the restricted stock unit award by the closing price of our common stock on the grant date and rounding to the nearest ten shares. These restricted stock units vest in equal installments over three years following the grant date, so our executive officers do not realize the value of these awards until they vest.

Our Long-Term Incentive Program

Program Opportunities

Our Compensation Committee believes a long-term incentive program provides a meaningful incentive for our executive officers to achieve long-term growth and profitability. Under our LTIP, PRSUs are granted to our executive officers at the beginning of each three-year performance period. This grant of PRSUs entitles our executive officers to receive shares of our stock if at least the threshold performance goals over the three-year period are achieved. If the threshold goals are not achieved, our executive officers do not earn a payout. If the maximum goals are exceeded, the payout percentage is capped at 200% of the target opportunity.

Our Compensation Committee establishes the LTIP opportunity available to each executive officer as a percent of the executive officer's annual base salary at the beginning of each three-year performance period. Our executive officers who participated in our 2022-2024 LTIP had the following target opportunities:

Name	Target Opportunity Under 2022-2024 LTIP as a % of Annual Base Salary
Keith J. Allman	191.7%
Jai Shah	75%
Kenneth G. Cole	65%

• Richard J. Westenberg and Imran Ahmad did not participate in our 2022-2024 LTIP.

Performance Metrics

Our Compensation Committee selected a cumulative EPS metric with a weighting of 60% and a three-year average ROIC metric with a weighting of 40% for our LTIP program for the 2022-2024 LTIP performance period. Our Compensation Committee believes that a combination of EPS and ROIC reinforces our executive officers' focus on earnings, capital efficiency and consistent return on capital and further encourages our executive officers to make new, profitable investments. In 2023, our Compensation Committee added a relative total shareholder return metric, measured against companies in the S&P 500 Consumer Durables Index, to our LTIP program for the three-year periods beginning in 2023.

Program Targets and Achievement

Our Compensation Committee established the following EPS and ROIC goals and corresponding payout percentages for the 2022-2024 LTIP performance period. These performance goals were consistent with our long-range business plan and were established to require a high level of performance to achieve. For the three-year performance period of 2022-2024, we did not achieve our threshold level of achievement for either metric, and as a result, our executive officers did not receive a stock award under the program.



Performance Metric	Threshold (20% Payout)	Target (100% Payout)	Maximum (200% Payout)	Percentage Attained		Weighting		Performance Percentage
Achievement $11.50 ↧								
Cumulative EPS	$12.95	$13.75	$14.55	—%	x	60%	=	0%
Achievement 42.9% ↧								
Three-Year Average ROIC	50.0%	52.0%	54.5%	—%	x	40%	=	0%
Total Performance Percentage								0%

To calculate achievement of our cumulative earnings per share performance target, we adjusted our income from continuing operations to exclude the after-tax effect of special and other non-recurring income and expenses and divided by adjusted average diluted common shares outstanding. Average diluted common shares outstanding for each year during the performance period was increased to reflect the minimum number of common shares outstanding permitted under the LTIP during the performance period.

Under our 2022-2024 LTIP, we define ROIC as after-tax operating profit from continuing operations adjusted to exclude the effect of special and other non-recurring income and expenses, divided by adjusted invested capital. Adjusted invested capital includes shareholders' equity, which we adjust to exclude the after-tax impact of certain special and other non-recurring income and expenses, plus short-term and long-term debt minus cash.

PRSUs Granted Under the 2024-2026 LTIP

The following table reflects the PRSUs granted to our eligible executive officers under the 2024-2026 LTIP. The amounts reflected in the PRSU Target Grant column are the number of PRSUs granted on February 23, 2024, which we calculated using the closing price of our stock on the grant date ($74.94) and rounded to the nearest ten shares, assuming the target award would be earned at the end of the three-year performance period. The actual number of shares of stock awarded, if any, will be determined after the three-year performance period concludes on December 31, 2026. If the threshold goals are not achieved, our executive officers will not earn a stock award. If the maximum goals are exceeded, the stock award opportunity is capped at 200% of the target opportunity.

Name	Target Opportunity as a Percentage of Annual Base Salary	2024-2026 LTIP PRSU Target Grant (#)
Keith J. Allman	202.8%	34,490
Richard J. Westenberg	80%	7,740
Imran Ahmad	75%	5,000
Jai Shah	75%	6,160
Kenneth G. Cole	70%	5,440

- Keith Allman's target opportunity for PRSUs as a percent of his annual base salary under our 2024-2026 LTIP increased from to 202.8% from 191.7%. This increase reflects Mr. Allman's positive impact on and contributions to our Company and aligns with market practice.

Stock Options Granted In 2024

We grant stock options annually to our executive officers. The value of the stock option grants approximates the restricted stock unit target opportunity for each executive officer under our annual performance program. Our Compensation Committee believes that stock options are an important component of our executive compensation program because they align our executive officers' long-term interests with those of our shareholders. Because stock options only confer actual value if our stock price appreciates between the grant date and the exercise date, we believe they reinforce the goal of long-term share price appreciation. On February 16, 2024, our Compensation Committee awarded to our eligible executive officers the following stock options that vest in equal installments over three years:

Name	Stock Options Awarded (#)	Value of Stock Options Awarded ($)
Keith J. Allman	103,050	2,442,903
Richard J. Westenberg	24,470	580,086
Imran Ahmad	15,820	375,029
Jai Shah	19,470	461,556
Kenneth G. Cole	17,210	407,980

- The stock options reflected in this table were priced based on our closing stock price of $73.16 on February 16, 2024, the date of grant. The column "Value of Stock Options Awarded" shows the aggregate grant date fair value of the stock options awarded, calculated in accordance with accounting guidance.

Our Compensation Committee established a pricing policy for our grants of equity awards, including stock options (the "Pricing Policy"). The Pricing Policy provides that if the Compensation Committee's approval of an equity award occurs within four days prior to the release of our financial results or within one day following such release, the grant is effective at the end of the second trading day following the day we release our financial results and is priced based on the closing price of our common stock on that date.

Other Components Of Our Executive Compensation Program

Base Salary

We pay our executive officers a base salary to provide each of them with a minimum, base level of cash compensation. In determining the base salary adjustments for our executive officers, our Compensation Committee conducts a review with our CEO of the performance and contributions of our executive officers in the prior year. In addition, in consultation with Semler Brossy Consulting Group, LLC ("Semler Brossy"), the Compensation Committee's outside compensation consultant, it considers market survey data in published executive compensation surveys for companies with annual revenues similar to ours and significant changes in the scope and complexity of the executive officer's role.

Based on our Compensation Committee's review and analysis, our Compensation Committee approved the following base salaries in 2024, which are competitively positioned and targeted to the median of our peer group:

Name	Previous Base Salary ($)	Salary Increase Percentage	Current Base Salary ($)
Keith J. Allman	1,274,354	0%	1,274,354
Richard J. Westenberg	725,000	3%	746,750
Imran Ahmad	500,000	6%	530,000
Jai Shah	615,502	4%	640,122
Kenneth G. Cole	582,757	5%	611,895

Perquisites and Other Compensation

We offer a limited number of perquisites to our executive officers, as follows:

- Personal use of our Company aircraft, which we maintain for business purposes. Our Compensation Committee has evaluated our policies and valuation practices for such personal use, and our Board has requested that our CEO use our aircraft for both business and personal travel, with personal travel subject to certain value and geographic usage limitations. We may occasionally permit other executive officers to use our aircraft for personal travel.

- An estate and financial planning program to assist in financial planning and tax preparation. This program provides up to $10,000 of services per year.

- Relocation benefits, which may include reimbursement for certain moving and temporary living expenses and incidental costs, and travel allowances.

Retirement Programs

We maintain the following defined contribution retirement plans for all of our employees, including our executive officers:

- 401(k) Savings Plan: Our 401(k) Savings Plan is a tax-qualified plan that includes a matching and, if applicable, profit sharing component.

- Defined contribution portion of our Benefits Restoration Plan: This plan enables all of our highly-compensated employees to obtain the full financial benefit of the 401(k) Savings Plan, notwithstanding various limitations imposed on the plan under the Internal Revenue Code (the "Code").

Our executive officers may also be entitled to receive benefits under the Masco Corporation Benefit Restoration Plan, our frozen non-qualified defined benefit plan.

In 2010, we froze accruals in all of the defined benefit plans offered to our U.S. employees. Consequently, the pension benefits ultimately payable to executive officers are essentially fixed.

OUR EXECUTIVE COMPENSATION PROGRAM HIGHLIGHTS

We Provide Long-Term Equity Incentives to Align the Interests of Our Executive Officers With Our Shareholders

• Awards of RSUs and stock options are important components of our executive officers' compensation and vest in equal installments over three years.

• A portion of our executive officers' compensation opportunity is based on the achievement of the three-year performance goals of EPS and ROIC under our LTIP. Beginning with the 2023-2025 three-year performance period, our Compensation Committee added a relative total shareholder return metric, measured against companies in the S&P 500 Consumer Durables Index, to our LTIP. PRSUs are granted to our executive officers at the beginning of each three-year performance period and may entitle our executive officers to receive a stock award if we achieve performance goals over the three-year period.

• Upon retirement of our executive officers, equity awards generally continue to vest over the remaining vesting period, so that our performance will continue to impact them financially even after they retire.

We Can Clawback Incentive Compensation

If we restate our financial statements as a result of material noncompliance with financial reporting requirements, our Compensation Committee must clawback or recover certain executive incentive compensation that was paid or granted in the three-year period prior to the applicable recoupment trigger date, regardless of whether misconduct caused the restatement. A full copy of our Compensation Recoupment Policy that complies with the Dodd-Frank clawback policy requirements and the New York Stock Exchange rules is attached as an exhibit to our Annual Report on Form 10-K.

We Require Minimum Levels of Stock Ownership by Our Executives

To align our executive officers' interests with those of our shareholders, we believe it is important for our executive officers to maintain a substantial investment in our common stock. Our Compensation Committee has established the following stock ownership guidelines for our executive officers:

Position	Ownership Guidelines
President and Chief Executive Officer	6x base salary
Vice President, Chief Financial Officer	3x base salary
All other Executive Officers	2x base salary

Our executive officers are required to satisfy their stock ownership requirement within three years after becoming subject to the requirement. Direct stock holdings and unvested RSUs (but not unvested PRSUs, unvested phantom PRSUs, stock options, phantom restricted stock units or stock appreciation rights) are counted toward satisfaction of the requirement.

Our Compensation Committee reviews our executive officers' ownership of our common stock annually to ensure compliance with our stock ownership requirement. Each of our executive officers has met our stock ownership requirement, with the exception of Imran Ahmad. Mr. Ahmad began his service as our Group President and as an executive officer of our Company in February 2023 and has three years from that time to meet our stock ownership requirement.

Our Equity Awards Have Double-Trigger Change of Control Provisions

Upon a change of control of our Company, our unvested equity awards will vest only if the recipient of the award:

• is terminated from employment at the time of the change in control or within two years after the change in control;

• terminates employment for good reason (for example, if his or her job duties have been significantly diminished); or

• does not receive comparable replacement awards by the acquiring company.

Our Compensation Committee Oversees an Annual Compensation Risk Evaluation

Our Compensation Committee's risk assessment of our compensation programs focuses on the program components and analyzes whether those components present undue risk to us and on our material business risks and their potential impact on our compensation programs. Based on the 2024 risk assessment, the Compensation Committee has concluded that our programs do not encourage excessive risk taking.

Our Compensation Programs Encourage Executive Retention and Protect Us

We believe our compensation programs, including the terms and conditions of our Equity Plan, improve our retention of our executive officers and also reduce the potential that executive officers might engage in post-termination conduct that would be harmful to us. The terms of our equity awards provide that our executive officers:

• forfeit unvested awards of RSUs, stock options and PRSUs if their employment terminates prior to being retirement eligible under the applicable award agreement;

• may only exercise vested options for a limited period of time following termination; and

• may not engage in competitive activities with us while they are a holder of the award and for a period of one year thereafter.

We Prohibit Excise Tax Gross-Up Payments

Our Board has adopted a policy prohibiting excise tax gross-up payments. The only tax equalization gross-up payments we provide to our employees are those made in connection with reimbursement of relocation or foreign expatriate expenses incurred at our request.

We Prohibit Hedging and Pledging

Our Policy Against Trading on Inside Information prohibits our directors, executive officers and all other employees subject to our regular quarterly blackout periods from hedging our Company's securities. Additionally, such individuals are prohibited from making any purchases of our securities on margin or from pledging our securities as collateral for a loan, unless the arrangement is preapproved by our Governance Committee for any applicable employee or by our Board for any director. Our Governance Committee has not approved any such transactions.

We Do Not Have Employment Agreements or Change in Control Agreements

Our executive officers do not have employment agreements and are "at-will" employees who may be terminated at our discretion. Our executive officers also do not have change in control agreements. For further discussion regarding change in control, see "Payment Upon Change in Control" below.

At our discretion, we may enter into severance arrangements or arrangements for an executive officer's service following termination of employment. Such arrangements may include continued vesting of equity awards that would otherwise be forfeited, as well as provisions restricting competitive activities following termination and a release of any claims.

OUR ANNUAL COMPENSATION REVIEW PROCESS

We review and make decisions regarding the amount of eligible annual and long-term performance awards early in the applicable performance period. We believe that considering these elements of compensation together with our stock option grants gives us a strong foundation for establishing our performance criteria and opportunity levels for the performance period. This approach enables our Compensation Committee to holistically consider our executive officers' compensation mix and to consider the inputs gathered through our annual talent management review.

Annual Management Talent Review and Development Process

Our annual management talent review and development process is used by our Compensation Committee and our CEO in making compensation decisions and for succession planning purposes. As part of this process, our CEO provides our Compensation Committee with an assessment of each executive who reports to him. The assessment includes an evaluation of each executive's performance, development, progress and potential for advancement, and considers market demand for the executive's skill set. Our Compensation Committee also receives information, analyses and recommendations from our Vice President, Chief Human Resource Officer. While our Compensation Committee gives significant weight to the evaluations by our CEO, the final determination of compensation to be paid to our executive officers, including our CEO, rests solely with our Compensation Committee. Our CEO and other executive officers are not present during discussions related to their own compensation decisions.

Our Peer Group

Given the many and diverse businesses we operate, the composition of an appropriate peer group is challenging. Our Compensation Committee annually considers the composition of our peer group and believes that our current peer group reflects the companies we compete with for executive talent and that have a range of annual revenues and business and operational characteristics similar to ours. Our current peer group is as follows:

Dover Corporation (DOV)	PPG Industries, Inc. (PPG)
Fortive Corp. (FTV)	RPM International Inc. (RPM)
Fortune Brands Innovations, Inc. (FBIN)	Snap-on Incorporated (SNA)
Illinois Tool Works Inc. (ITW)	Stanley Black & Decker, Inc. (SWK)
Leggett & Platt, Incorporated (LEG)	The Sherwin-Williams Company (SHW)
Mohawk Industries, Inc. (MHK)	Trane Technologies plc (TT)
Newell Rubbermaid Inc. (NWL)	Whirlpool Corporation (WHR)
Owens Corning (OC)	Xylem Inc. (XYL)
Pentair plc (PNR)	

Compensation Data Considered by our Compensation Committee

Pay-for-Performance Alignment

Our Compensation Committee reviews the overall pay-for-performance alignment of our CEO's compensation compared to our peer group over a three-year period. During 2024, our Compensation Committee reviewed data showing that our total shareholder return was at the 65th percentile of our peers for the three-year period ended December 31, 2023. Our CEO's realizable compensation was at the 53rd percentile of our peer group during this three-year period. We defined realizable compensation as the sum of salary, actual cash bonus payments and the value of equity awards based on our stock price as of December 31, 2023. Based on its analysis, the Compensation Committee believes there is alignment between our CEO's realizable compensation and our total shareholder return.

Market Data

We believe understanding market data allows us to attract and retain the talent we need, while enabling us to manage our compensation expense. Our Compensation Committee reviews compensation for each of our executive officers with published compensation surveys from AonHewitt, Mercer and WTW and, secondarily, with compensation information disclosed in the proxy statements of our peer group. When we achieve targeted levels of performance, our executive compensation program seeks to provide total target compensation (base salary, target annual bonus and the target value of long-term incentives) at approximately the median compensation level provided to executives in comparable positions at these companies. While our Compensation Committee generally targets total compensation for each executive officer at the median, it considers other factors, such as performance, the officer's roles and responsibilities and the length of time the officer has served in the current position.

Tally Sheets

Finally, our Compensation Committee reviews a tally sheet that summarizes all current compensation components of each of our executive officers. The tally sheet includes base salary, annual cash incentive compensation, long-term incentive compensation, retirement and savings plans, heath and welfare programs and other executive benefits. The tally sheet allows our Compensation Committee to compare an executive officer's compensation with the compensation of our other executive officers as part of its consideration of internal and external pay competitiveness. Amounts actually realized by an executive officer from prior equity grants are not necessarily a factor in establishing current compensation, although the current value of outstanding equity awards may be considered by our Compensation Committee when assessing pay competitiveness.

Retention of Discretion by our Compensation Committee

Our approach to executive compensation emphasizes corporate rather than individual performance, reflecting our operating strategy that encourages collaboration and cooperation among our businesses and corporate functions. We believe that the effectiveness of our executive compensation programs requires not only objective, formula-based arrangements but also the exercise of discretion and sound business judgment by our Compensation Committee. Accordingly, our Compensation Committee retains discretion to adjust the mix of cash and equity compensation, adjust the mix of restricted stock units and stock options awarded and offer different forms of equity-based compensation.

Our Compensation Committee has the discretion to award time-based restricted stock units to our executive officers, other than our CEO, if it determines that an executive officer has made outstanding individual contributions during the prior year. The total value of these awards cannot exceed 20% of the combined annual base salaries of the executive officers (excluding the salary of our CEO). No discretionary awards were made in 2024.

Outside Compensation Consultant

Our Compensation Committee has engaged Semler Brossy as its compensation consultant. Semler Brossy was chosen by our Compensation Committee based on its deep experience in the area of executive compensation and its creative and proactive approach in analyzing executive compensation practices and programs. During 2024, Semler Brossy attended Compensation Committee meetings, met with our Compensation Committee in executive sessions without our executive officers or other members of management, and met individually with our Compensation Committee members and our Compensation Committee Chair. Semler Brossy advised our Compensation Committee on its overall implementation of our compensation objectives, our equity program structure, our peer group, our director compensation practices and the compensation for our executive officers, including performing a competitive analysis of CEO compensation within our peer group, as well as for similarly situated companies outside of that group.

After considering the factors promulgated by the SEC for assessing the independence of its advisors, our Compensation Committee has determined that the work of Semler Brossy has not raised any conflict of interest.

TAX TREATMENT

Pursuant to the Tax Cuts and Jobs Act, compensation in excess of $1 million paid to our executive officers generally will not be deductible unless the compensation qualifies for certain transition relief.

ACCOUNTING CONSIDERATIONS

Our Compensation Committee considers the accounting treatment of various elements of our executive compensation program. We issue stock-based incentives in various forms to our executive officers. Outstanding stock-based incentives were in the form of restricted stock units, performance restricted stock units, stock options, phantom restricted stock units, phantom performance restricted stock units and stock appreciation rights. We follow the FASB ASC Topic 718 for our stock-based compensation awards. We measure compensation expense for restricted stock units at the market price of our common stock at the grant date. We measure compensation expense for performance restricted stock units and phantom performance restricted stock units at the expected payout of the awards. We measure compensation expense for the relative total shareholder return metric for our performance restricted stock units using a Monte-Carlo pricing model that is updated at "expected" payout. We measure compensation expense for stock options using a Black-Scholes option pricing model. We initially measure compensation expense for phantom restricted stock units at the market price of our common stock at the grant date and we remeasure and adjust at the end of each reporting period until the awards are fully vested. We initially measure compensation expense for stock appreciation rights using a Black-Scholes option pricing model at the grant date and we remeasure and adjust at the end of each reporting period until the stock appreciation rights are exercised or expire.

COMPENSATION COMMITTEE REPORT

The Compensation and Talent Committee, which is responsible for overseeing the Company's executive compensation programs, has reviewed and discussed the Compensation Discussion and Analysis with management. Based on our review and discussion, the Compensation and Talent Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Masco Corporation's proxy statement.

Compensation Committee

Christopher A. O'Herlihy, Chair
Mark R. Alexander
Jonathon J. Nudi*
Donald R. Parfet
Charles K. Stevens

As of March 5, 2025, in connection with his appointment as our next President and CEO and our Board's determination that Mr. Nudi is no longer an independent director, Mr. Nudi concluded service on our Compensation Committee.

PROPOSAL 2: ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

We are seeking your advisory vote approving the compensation paid to our named executive officers. We believe the structure of our executive compensation programs, as described in the Compensation Discussion and Analysis in this Proxy Statement, promotes the long-term interests of our shareholders by attracting and retaining talented executives and motivating them to achieve our strategic business objectives and drive long-term value for our shareholders.

At our 2024 Annual Meeting, we submitted a non-binding advisory proposal to our shareholders to approve the compensation paid to our executive officers (a "say-on-pay proposal"). Approximately 91% of the votes cast on our say-on-pay proposal approved the compensation paid to our executive officers. We believe that this strong approval resulted from our continued focus on pay-for-performance.

Our Board recommends a vote FOR the following resolution providing an advisory approval of the compensation paid to our named executive officers:

> RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables and the related materials disclosed in this proxy statement, is hereby approved.

Although the vote on this proposal is advisory and non-binding, our Compensation Committee and our Board will review and consider the result of the vote when making future determinations regarding our executive compensation programs. We will hold the next advisory vote on compensation of our named executive officers in 2026.

The affirmative vote of a majority of the votes cast by shares entitled to vote thereon is required for the approval of the foregoing resolution. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the outcome of the vote on this proposal.

COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

The following table reports compensation earned during the years indicated by Keith Allman, our principal executive officer, Richard Westenberg, our principal financial officer, and Imran Ahmad, Jai Shah and Kenneth Cole, our three other most highly compensated executive officers in 2024. We refer to the individuals listed in the table collectively as our "executive officers."

2024 Summary Compensation Table

Name and Principal Position	Year (a)	Salary ($) (b)	Bonus ($) (c)	Stock Awards ($) (d)	Option/SAR Awards ($) (e)	Non-Equity Incentive Plan Compensation ($) (f)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (g)	All Other Compensation ($) (h)	Total ($)
Keith J. Allman President and Chief Executive Officer	2024	1,274,354	—	4,858,947	2,442,903	1,682,100	—	393,517	10,651,821
	2023	1,274,354	—	5,876,604	2,442,978	2,658,900	8,768	214,777	12,476,381
	2022	1,274,354	—	2,443,149	2,442,962	—	—	100,763	6,261,228
Richard J. Westenberg Vice President, Chief Financial Officer and Treasurer	2024	741,322	570,000	1,105,523	580,086	525,700	—	110,368	3,632,999
	2023	153,366	380,000	1,999,962	—	—	—	3,164	2,536,492
Imran Ahmad Group President	2024	522,506	—	724,766	375,029	349,800	—	94,602	2,066,703
	2023	442,318	—	902,297	374,919	521,600	—	451,435	2,692,569
Jai Shah Group President	2024	633,984	—	883,883	461,556	422,500	—	108,289	2,510,212
	2023	609,596	—	1,092,755	443,916	642,100	2,920	81,268	2,872,555
	2022	587,256	—	430,070	429,861	—	—	29,300	1,476,487
Kenneth G. Cole Vice President, General Counsel and Secretary	2024	604,630	—	784,907	407,980	376,900	—	102,150	2,276,567
	2023	569,530	—	944,128	344,310	567,400	—	78,062	2,503,430
	2022	525,081	—	332,100	331,925	—	—	30,500	1,219,606

Year (column a): Information is only provided for the year(s) in which the individual served as an executive officer of our Company. Richard Westenberg and Imran Ahmad were not named executive officers in 2022.

Salary (column b): Salary includes amounts voluntarily deferred by each executive officer as salary reductions under our 401(k) Savings Plan.

Bonus (column c): This column reports cash and non-cash bonuses awarded outside of our incentive compensation programs. In 2023, Richard Westenberg was awarded a $950,000 cash bonus in connection with his appointment as our Vice President, Chief Financial Officer, effective October 16, 2023, of which $380,000 was paid in 2023 and the remaining $570,000 was paid in 2024.

Stock Awards (column d): This column reports grants of restricted stock units for the applicable performance year and grants of PRSUs made in 2024 under our LTIP as follows:

2024 Stock Awards

Name	Restricted Stock Units Granted Under Our 2024 Annual Performance Program ($)	Performance-Based Restricted Stock Units Granted Under Our 2024-2026 LTIP ($)	Total ($)
Keith J. Allman	2,274,266	2,584,681	4,858,947
Richard J. Westenberg	525,487	580,036	1,105,523
Imran Ahmad	350,066	374,700	724,766
Jai Shah	422,253	461,630	883,883
Kenneth G. Cole	377,233	407,674	784,907

• The amounts reflected in the Restricted Stock Units Granted Under Our 2024 Annual Performance Program column above and in the Stock Awards column (d) of the Summary Compensation Table are the estimated grant date fair value of the award opportunity for the applicable performance year, even though the award is not granted until the following year. Although the SEC rules require the estimated fair value to be based on the probable outcome of the performance or service award at the grant date, the Stock Awards column (d) reflects the actual awards for the 2024, 2023 and 2022 performance year, as applicable, since the grant date for the award occurred when the award was actually determined in early 2025, 2024 and 2023, respectively. The threshold, target and maximum dollar values applicable to 2024 performance are reported in the 2024 Grants of Plan-Based Awards Table below. Our executive officers realize the value of awards upon vesting, when the shares are issued. RSUs vest in three equal installments over a three-year vesting period following the grant date.

• The amounts reflected in the Performance-Based Restricted Stock Units Granted Under Our 2024-2026 LTIP column above and in the Stock Awards column (d) of the Summary Compensation Table are based upon the number of PRSUs granted under our LTIP, based on the assumption that the target award will be earned at the end of the three-year performance period. We valued the PRSUs at $74.94 per share, the closing price of our stock on February 23, 2024, the date the PRSUs were granted. The value of the awards, assuming that the maximum goal under our LTIP is achieved or exceeded, is: $5,169,362 for Keith Allman; $1,160,072 for Richard Westenberg; $749,400 for Imran Ahmad; $923,260 for Jai Shah; and $815,348 for Kenneth Cole. The actual number of shares of stock awarded, if any, will be determined after the three-year performance period concludes on December 31, 2026.

Option/SAR Awards (column e): This column reports the aggregate grant date fair value of the award, calculated in accordance with accounting guidance. In determining the grant date fair value, we used the same assumptions that can be found in the notes to our financial statements included in our Annual Report on Form 10-K for the corresponding year. These amounts do not correspond to the actual value the executive officer will realize, which will depend on overall market conditions, the future performance of our common stock and the timing of exercise of the option/SAR.

Non-Equity Plan Incentive Compensation (column f): The amounts reported in this column reflect the annual performance-based cash bonuses that were earned for the year indicated, based on the achievement of performance targets as described in the CD&A above.

Change in Pension Value & Nonqualified Deferred Compensation Earnings (column g): This column reports changes in the sum of year-end pension values, which reflect actuarial factors and variations in interest rates used to calculate present values. Increases in pension values do not represent increased benefit accruals, since benefits in our domestic defined benefit plans were frozen effective January 1, 2010. These values were obtained by comparing the present value of accumulated benefits for December 31 of the year indicated (shown for 2024 in the "2024

Pension Plan Table") to the comparable amount for the prior year. We calculated the pension values for each of 2024, 2023 and 2022, as applicable, using the same assumptions that can be found in the notes to our financial statements included in our Annual Report on Form 10-K for the corresponding years. This 2024 Summary Compensation Table shows no increases for 2024 or 2022, since all values decreased due to the effect of rising interest rate assumptions used in the calculations.

All Other Compensation (column h): We provided our executive officers with the following other benefits in 2024:

2024 All Other Compensation

Name	Profit Sharing and 401(k) Matching Contributions ($)	Financial Planning Expense ($)	Personal Use of Company Aircraft ($)	Total ($)
Keith J. Allman	255,062	—	138,455	393,517
Richard J. Westenberg	100,368	10,000	—	110,368
Imran Ahmad	84,602	10,000	—	94,602
Jai Shah	98,289	10,000	—	108,289
Kenneth G. Cole	92,150	10,000	—	102,150

- The amounts reflected in the Profit Sharing and 401(k) Matching Contributions column include contributions under the 401(k) Savings Plan and the portions of the Benefit Restoration Plan applicable to that plan.

GRANTS OF PLAN-BASED AWARDS

The following table provides information about:

- the potential payouts available to our eligible executive officers under our 2024 annual performance-based cash bonus and restricted stock unit award opportunity;

- the potential payouts available to our eligible executive officers under our 2024-2026 LTIP;

- the grants of PRSUs we made in 2024 under our 2024-2026 LTIP; and

- the grants of stock options we made in 2024.

Our CD&A above describes our annual performance-based cash bonus and restricted stock unit award opportunities, performance targets, our LTIP and grants of stock options.

2024 Grants of Plan-Based Awards

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (a) (#)	Exercise or Base Price of Option Awards ($ Per Share)	Grant Date Fair Value of Stock and Option Awards ($) (b)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Threshold ($)	Target ($)	Maximum ($)				
Keith J. Allman	N/A-1	382,306	1,911,531	3,823,062										
	2/23/2024				—	34,490	68,980				34,490			2,584,681
	N/A-2							516,878	2,584,388	5,168,780				
	2/16/2024											103,050	73.16	2,442,903
Richard J. Westenberg	N/A-1	119,480	597,400	1,194,800										
	2/23/2024				—	7,740	15,480				7,740			580,036
	N/A-2							119,480	597,400	1,194,800				
	2/16/2024											24,470	73.16	580,086
Imran Ahmad	N/A-1	79,500	397,500	795,000										
	2/23/2024				—	5,000	10,000				5,000			374,700
	N/A-2							79,500	397,500	795,000				
	2/16/2024											15,820	73.16	375,029
Jai Shah	N/A-1	96,018	480,092	960,184										
	2/23/2024				—	6,160	12,320				6,160			461,630
	N/A-2							96,018	480,092	960,184				
	2/16/2024											19,470	73.16	461,556
Kenneth G. Cole	N/A-1	85,665	428,327	856,654										
	2/23/2024				—	5,440	10,880				5,440			407,674
	N/A-2							85,665	428,327	856,654				
	2/16/2024											17,210	73.16	407,980

Estimated Future Payouts Under Non-Equity Incentive Plan Awards: The amounts that correspond to grant date "N/A-1" reflect the threshold, target, and maximum opportunities under our 2024 annual performance-based cash bonus program described in our CD&A. The resulting cash bonus payments were made in February 2025 and are reported in the 2024 Summary Compensation Table above.

Estimated Future Payouts Under Equity Incentive Plan Awards:

- The amounts that correspond to grant date "2/23/2024" reflect the threshold, target, and maximum opportunities under our LTIP relating to the 2024-2026 performance period. On February 23, 2024, our executive officers received grants of PRSUs under our LTIP, based on the assumption that the target award would be earned at the end of the three-year performance period. We valued the PRSUs at $74.94 per share, the closing price of our stock on February 23, 2024. The actual number of shares awarded, if any, will be determined after the three-year performance period concludes on December 31, 2026.

- The amounts that correspond to grant date "N/A-2" reflect the threshold, target and maximum opportunities for the equity portion of our 2024 annual performance program described in our CD&A. The resulting awards of RSUs were made in February 2025 and are reported in the 2024 Summary Compensation Table above.

All Other Option Awards (column a): These amounts reflect the number of stock options granted to each executive officer on February 16, 2024. The stock options granted vest in three equal installments over a three-year period and remain exercisable until ten years from the date of grant.

Grant Date Fair Value of Stock and Option Awards (column b):

- The amounts that correspond to grant date "2/23/2024" are based upon the number of PRSUs granted on February 23, 2024 under our LTIP, based on the assumption that the target award would be earned at the end of the three-year performance period. We valued the PRSUs at $74.94 per share, the closing price of our stock on February 23, 2024. The actual number of shares awarded, if any, will be determined after the three-year performance period concludes on December 31, 2026.

- The amounts that correspond to grant date "2/16/2024" reflect the grant date fair value of the stock option award on February 16, 2024, which is determined in accordance with accounting guidance. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of our common stock at a future date when the option is exercised.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

We make equity grants under our 2024 Long Term Stock Incentive Plan. We refer to this plan in this proxy statement as our "Equity Plan." The following table shows, for each executive officer as of December 31, 2024:

• vested and unvested stock options/SAR outstanding;

• the aggregate number of unvested RSUs and phantom RSUs;

• the market value of unvested RSUs and phantom RSUs based on the closing price of our common stock on December 31, 2024, which was $72.57 per share;

• the aggregate number of PRSUs and phantom PRSUs granted under our 2022-2024 LTIP, 2023-2025 LTIP and 2024-2026 LTIP; and

• the market value of those PRSUs and phantom PRSUs based on the closing price of our common stock on December 31, 2024.

Our executive officers do not have voting or investment power over unvested RSUs or unexercised stock options. The value each executive officer will realize when the RSUs or phantom RSUs vest will depend on the value of our common stock on the vesting date.

2024 Outstanding Equity Awards at Fiscal Year-End

Name	Option/SAR Awards				Stock Awards			
	Original Grant Date (a)	Number of Securities Underlying Unexercised Options/SAR Exercisable (#)	Number of Securities Underlying Unexercised Options/SAR Unexercisable (#)	Option/ SAR Exercise Price ($)	Option/ SAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (b)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (c)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Keith J. Allman	02/08/2022	—	55,544	59.15	02/08/2032	67,940	4,930,406	125,180	9,084,313
	02/13/2023	—	96,307	56.56	02/13/2033				
	02/16/2024	—	103,050	73.16	02/16/2034				
Richard J. Westenberg	02/16/2024	—	24,470	73.16	02/16/2034	38,080	2,763,466	7,740	561,692
Imran Ahmad						12,941	939,128	12,150	881,726
	02/13/2023	7,390	14,780	56.56	02/13/2033				
	02/16/2024	—	15,820	73.16	02/16/2034				
Jai Shah						13,027	945,369	22,390	1,624,842
	02/10/2017	15,720	—	33.75	02/10/2027				
	02/09/2018	22,490	—	42.13	02/09/2028				
	02/07/2019	44,700	—	35.52	02/07/2029				
	02/11/2020	36,910	—	47.53	02/11/2030				
	02/09/2021	29,800	—	56.29	02/09/2031				
	02/08/2022	19,547	9,773	59.15	02/08/2032				
	02/13/2023	8,750	17,500	56.56	02/13/2033				
	02/16/2024	—	19,470	73.16	02/16/2034				

Name	Original Grant Date (a)	Option/SAR Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options/SAR Exercisable (#)	Number of Securities Underlying Unexercised Options/SAR Unexercisable (#)	Option/ SAR Exercise Price ($)	Option/ SAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (b)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (c)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Kenneth G. Cole						10,960	795,367	18,510	1,343,271
	02/10/2017	27,790	—	33.75	02/10/2027				
	02/09/2018	24,110	—	42.13	02/09/2028				
	02/07/2019	34,470	—	35.52	02/07/2029				
	02/11/2020	29,330	—	47.53	02/11/2030				
	02/09/2021	23,680	—	56.29	02/09/2031				
	02/08/2022	15,093	7,547	59.15	02/08/2032				
	02/13/2023	6,787	13,573	56.56	02/13/2033				
	02/16/2024	—	17,210	73.16	02/16/2034				

Option/SAR Awards (column a): The awards reflected in this table granted prior to 2020 vest in five equal annual installments commencing in the year following the year of grant. The awards granted in and after 2020 vest in three equal annual installments commencing in the year following the year of grant.

Stock Awards (column b): This column reflects unvested RSUs, which vest in three equal installments commencing in the year following the year of grant. A portion of the award amount granted to Imran Ahmad was in the form of a phantom RSU.

Stock Awards (column c): This column reflects PRSUs that were granted under our 2022-2024 LTIP, 2023-2025 LTIP and 2024-2026 LTIP, as applicable. The number of PRSUs granted was based upon an assumption that the target award would be earned at the end of the three-year performance period. The actual number of shares awarded, if any, is determined after the three-year performance period concludes. The grant to Imran Ahmad under our 2023-2025 LTIP was in the form of a phantom PRSU. Richard Westenberg did not participate in our 2023-2025 LTIP or our 2022-2024 LTIP. Imran Ahmad did not participate in our 2022-2024 LTIP.

OPTION EXERCISES AND STOCK VESTED

The following table shows the number of shares acquired, and the value realized, by each of our executive officers during 2024, in connection with the exercise of stock options and the vesting of restricted stock previously awarded to each executive officer.

2024 Options Exercised and Stock Vested

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Keith J. Allman	1,211,125	40,902,040	49,383	6,019,793
Richard J. Westenberg	—	—	—	—
Imran Ahmad (a)	—	—	—	710,469
Jai Shah	16,122	828,580	10,134	1,170,077
Kenneth G. Cole	33,750	1,726,215	7,835	702,365

Row (a): Imran Ahmad's awards that vested in 2024 were phantom restricted stock units, which settled in cash.

RETIREMENT PLANS

This section describes the retirement plans available to our executive officers.

Defined Contribution Plans

Our defined contribution plans are the tax-qualified 401(k) Savings Plan and the non-qualified Benefits Restoration Plan (" BRP") applicable to the 401(k) Savings Plan. All of our executive officers participate in both of our defined contribution plans. We offer no other plans of deferred compensation that would permit the election of deferrals of cash compensation by our executive officers.

401(k) Savings Plan

Our 401(k) Savings Plan is available to eligible employees and provides two employer contribution components, if applicable. The first employer contribution component is a matching contribution under which we match a percentage of an employee's compensation deferred into the 401(k) Savings Plan. The second component is a discretionary profit sharing contribution that is guided by the operating profit performance target goal used to determine annual performance-based cash bonuses and awards of restricted stock units (see "Our 2024 Annual Performance Program" above). Our Compensation Committee has established our maximum profit sharing contribution percentage at 10% of each participant's annual earnings (base salary and cash bonus).

Defined Contribution Portion of the BRP

The defined contribution portion of our BRP is available to our highly compensated employees and is not funded. Under the BRP, we make account allocations reflecting our 401(k) Savings Plan employer match (in 2024, for contributions up to $23,000), profit sharing contribution amounts that exceed the Code's limitations, and earnings (or losses) on participants' accounts. Following a participant's termination of employment, the BRP account is paid by us in a lump sum.

2024 Non-Qualified Deferred Compensation
(Defined Contribution Portion of the Benefits Restoration Plan)

Name	Masco Allocations ($) (a)	Aggregate Earnings ($) (b)	Aggregate Withdrawals / Distributions ($) (c)	Aggregate Balance at December 31, 2024 ($) (d)
Keith J. Allman	220,907	213,624	—	2,943,498
Richard J. Westenberg	66,213	—	—	—
Imran Ahmad	50,447	3,076	—	36,340
Jai Shah	64,134	82,897	—	1,019,033
Kenneth G. Cole	57,995	69,291	—	613,670

Masco Allocations (column a): This column reports the amount of our 2024 plan year allocation to each executive officer's BRP account. Amounts in this column are included in the "All Other Compensation" column in the 2024 Summary Compensation Table.

Aggregate Earnings (column b): This column reports the amount of earnings (or losses) posted to the account in 2024.

Aggregate Withdrawals / Distributions (column c): This column reports the aggregate amount of all withdrawals or distributions from the account in 2024.

Aggregate Balance (column d): This column reports the account's ending balance at December 31, 2024. The following amounts included in this column were previously reported as compensation in our Summary Compensation Table for 2023 and 2022:

Name	Masco Allocations Reported in 2023 ($)	Masco Allocations Reported in 2022 ($)
Keith J. Allman	84,848	8,300
Imran Ahmad	33,264	—
Jai Shah	31,668	8,300
Kenneth G. Cole	28,462	8,300

Defined Benefit Pension Plans

In 2024, our defined benefit pension plans included the non-qualified BRP applicable to our tax-qualified Masco Corporation Pension Plan, which was terminated in 2021. Our defined benefit pension plans were frozen for future benefit accruals effective January 1, 2010. Consequently, the defined benefit pension benefits accrued for each of our executive officers are fixed.

Defined Benefit Portion of the BRP

The BRP provides that at age 65, a participant receives a monthly payment for the remainder of his or her life, with five years' payments guaranteed. Employees became 100% vested in their pension benefit after completing five years of employment with us. The benefits paid are reduced for early retirement if commenced prior to age 65. The maximum credited service under the defined benefit portion of the BRP was 30 years. If a participant who has ten or more years of service becomes disabled while employed by us, they are eligible to receive a disability benefit equal to the participant's accrued benefit. Keith Allman and Jai Shah are participants in the defined benefit portion of our BRP.

Pension Plan Table

The 2024 Pension Plan Table below reports the estimated present values on December 31, 2024 of accumulated benefits for each of our executive officers under the defined benefit portion of the BRP, as applicable.

2024 Pension Plan Table

Name	Plan Name	Number of Years Credited Service (#) (a)	Present Value of Accumulated Benefits ($) (b)
Keith J. Allman	Defined Benefit Portion - BRP	12	98,345
Jai Shah	Defined Benefit Portion - BRP	6	29,581

Number of Years Credited Service (column a): This column reports credited service through January 1, 2010, the date on which accruals under our defined benefit pension plans were frozen, for years of employment with us and our subsidiaries. We have not granted additional accruals to any of the executive officers, and this plan does not provide for personal contributions or additional income deferral elections.

Present Value of Accumulated Benefits (column b): Amounts in this column were calculated as of December 31, 2024 using the normal form of benefit payable under each plan and the same discount rates and mortality assumptions as described in the notes to financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Although SEC disclosure rules require a present value calculation, this plan (other than in the event of a change in control) currently does not provide benefits in a lump sum.

PAYMENT UPON CHANGE IN CONTROL, RETIREMENT, TERMINATION, DISABILITY OR DEATH

We do not have employment agreements or change in control agreements with any of our executive officers. The following sections describe and quantify the benefits and compensation which each of our executive officers would have been entitled to under our existing plans and arrangements, assuming a change in control and terminations of employment under certain conditions had occurred on December 31, 2024. Our executive officers may also be entitled to receive certain benefits upon retirement, voluntary or involuntary termination, disability or death, as described below. The benefits in those cases would be paid on a monthly basis and, other than the BRP defined contribution component, not as lump sum payments.

Payment Upon Change in Control

If we experienced a change in control, our executive officers would receive lump-sum payments of benefits under the BRP. Additionally, the BRP provides that participants could receive reimbursement in the case of imposition of excise tax upon a change in control. None of our plans provide for additional accrual of benefits in the case of a change in control.

The following table reports the values of all payments (other than from our tax-qualified retirement plans) assuming a change in control (and a termination of employment under certain conditions) had occurred on December 31, 2024.

Name	Cash ($)	Equity ($) (a)	BRP Payments ($) (b)	Perquisites ($)	Excise Tax Reimbursement ($) (c)	Other ($)	Total ($)
Keith J. Allman	—	7,217,681	3,273,378	—	—	—	10,491,059
Richard J. Westenberg	—	2,763,466	66,213	—	—	—	2,829,679
Imran Ahmad	—	1,175,756	86,787	—	—	—	1,262,543
Jai Shah	—	1,356,698	1,116,450	—	—	—	2,473,148
Kenneth G. Cole	—	1,113,952	671,665	—	—	—	1,785,617

Equity (column a): A change in control would trigger vesting (assuming a termination of employment under certain conditions had occurred with respect to awards granted beginning in 2013) of unvested RSUs and stock option/SAR awards, the total value of which is shown in this column. This column is comprised of the incremental values for vestings of RSUs (as shown in the 2024 Outstanding Equity Awards at Fiscal Year-End table above), plus the intrinsic values for vesting of stock options/SAR (based on our closing stock price of $72.57 on December 31, 2024): $2,287,275 for Keith Allman; $236,628 for Imran Ahmad; $411,329 for Jai Shah; and $318,585 for Kenneth Cole.

BRP Payments (column b): Amounts calculated for the BRP utilize the discount rates and mortality assumptions equal to the Pension Benefit Guarantee Corporation discount rates for lump sums in plan terminations, as in effect four months prior to the change in control, and the UP-1984 mortality table (both of which differ from the rates and assumptions used to calculate the lump sums reported in the Pension Plan Table). Amounts in this column also include amounts shown in the 2024 Non-Qualified Deferred Compensation table above.

Excise Tax Reimbursement (column c): Excise tax reimbursements apply only to agreements entered into prior to 2012. As of December 31, 2024, no individual's payments would have exceeded applicable limits in the Code for parachute payments; therefore, no amounts are shown in this column.

Payment Upon Retirement

Upon retirement at or after age 65, our executive officers would be fully vested in the accumulated pension benefits shown in the table below. Following retirement, our equity awards generally continue to vest in accordance with the remaining vesting period.

Name	BRP Benefit - Defined Benefit Portion ($)	BRP Benefit - Defined Contribution Portion ($)	Total ($)
Keith J. Allman	98,345	3,164,405	3,262,750
Richard J. Westenberg	—	66,213	66,213
Imran Ahmad	—	86,787	86,787
Jai Shah	29,581	1,083,167	1,112,748
Kenneth G. Cole	—	671,665	671,665

Payment Upon Termination

If a voluntary or involuntary termination of employment had occurred on December 31, 2024, our executive officers would be fully vested in the accumulated pension benefits shown in the table below. Absent an agreement for post-termination extended vesting, termination of employment would result in forfeiture to us of all unvested equity awards. Vested stock options/SAR would remain exercisable for 30 days, in the case of voluntary termination, or 90 days, in the case of involuntary termination, but not beyond the originally-specified option expiration date.

Name	BRP Benefit - Defined Benefit Portion ($)	BRP Benefit - Defined Contribution Portion ($)	Total ($)
Keith J. Allman	98,345	3,164,405	3,262,750
Richard J. Westenberg	—	66,213	66,213
Imran Ahmad	—	86,787	86,787
Jai Shah	29,581	1,083,167	1,112,748
Kenneth G. Cole	—	671,665	671,665

Payment Upon Disability

If a disability had terminated the employment of any of our executive officers on December 31, 2024, the executive officer would receive the benefits as reported in the table below. Each executive officer would also receive a benefit of $144,000 per year, payable from our long-term disability insurance policy. Any disability benefit received would terminate upon the earliest of death, recovery from disability or age 65, at which time the applicable retirement, termination or death benefits would become effective. In addition, all restrictions on RSUs would lapse and all unvested stock options/SAR would become exercisable for the period of time allowed under the original awards.

Name	BRP Benefit - Defined Benefit Portion ($)	BRP Benefit - Defined Contribution Portion ($)	Equity ($) (a)	Total Benefit ($)
Keith J. Allman	105,558	3,164,405	7,217,681	10,487,644
Richard J. Westenberg	—	66,213	2,763,466	2,829,679
Imran Ahmad	—	86,787	1,175,756	1,262,543
Jai Shah	40,572	1,083,167	1,356,698	2,480,437
Kenneth G. Cole	—	671,665	1,113,952	1,785,617

Equity (column a): Disability would trigger vesting of unvested equity awards, the total value of which is shown in this column. This column is comprised of the incremental values for vesting of RSUs (as shown in the last column of the "2024 Outstanding Equity Awards at Fiscal Year-End" table above), plus the intrinsic values for vesting of stock options/SAR (based on our closing stock price of $72.57 on December 31, 2024): $2,287,275 for Keith Allman; $236,628 for Imran Ahmad; $411,329 for Jai Shah; and $318,585 for Kenneth Cole.

Payment Upon Death

If death had terminated the employment of any of our executive officers on December 31, 2024, the surviving spouse of the executive officer would receive the benefits as set forth in the table below. If the executive officer does not have a surviving spouse, a designated beneficiary (if applicable) would receive the benefits below, with the exception of the benefit under the defined benefit portion of the BRP. In addition, all restrictions on RSUs would lapse and all unvested stock options/SAR would become exercisable for up to a year, but not beyond the originally-specified option expiration date.

Name	BRP Benefit - Defined Benefit Portion ($)	BRP Benefit - Defined Contribution Portion ($)	Equity ($) (a)	Total Benefit ($)
Keith J. Allman	50,732	3,164,405	7,217,681	10,432,818
Richard J. Westenberg	—	66,213	2,763,466	2,829,679
Imran Ahmad	—	86,787	1,175,756	1,262,543
Jai Shah	13,895	1,083,167	1,356,698	2,453,760
Kenneth G. Cole	—	671,665	1,113,952	1,785,617

Equity (column a): Death would trigger vesting of unvested equity awards, the total value of which is shown in this column. This column is comprised of the incremental values for vesting of RSUs (as shown in the last column of the "2024 Outstanding Equity Awards at Fiscal Year-End" table above), plus the intrinsic values for vesting of stock options/SAR (based on our closing stock price of $72.57 on December 31, 2024): $2,287,275 for Keith Allman; $236,628 for Imran Ahmad; $411,329 for Jai Shah; and $318,585 for Kenneth Cole.

Other Arrangements

As noted above in our CD&A, it is our general policy not to enter into employment agreements, although, at our discretion, we may enter into severance arrangements or arrangements for an executive officer's service following termination of employment. Such arrangements may include continued vesting of equity awards that would otherwise be forfeited, as well as provisions restricting competitive activities following termination.

CEO PAY RATIO

To identify our median employee for purposes of the pay ratio disclosure, we reviewed the annual base salaries for all persons who were employed by us on October 1, 2023, excluding approximately 180 employees of Sauna360 Group Oy, which we acquired in 2023, and excluding Mr. Allman, our President and CEO. We included persons employed on a full-time, part-time, seasonal or temporary basis and did not make any estimates, assumptions or adjustments to any annual base salaries. As permitted by SEC rules, the median employee for our 2024 pay ratio is the same individual we identified for our 2023 pay ratio.

We calculated annual total compensation for our median employee using the same methodology we used for our executive officers as set forth in the above 2024 Summary Compensation Table. The total compensation of the median employee was $51,203, including wages, overtime pay, non-equity incentive program pay and company 401(k) match. The annual total compensation of our CEO was $10,651,821. The resulting pay ratio is 208:1.

PAY VERSUS PERFORMANCE

The following table reflects compensation "actually paid" (as defined in the applicable SEC rules) to our principal executive officer (PEO) and our non-PEO executive officers. Our Compensation Committee did not consider the information provided in the table in structuring or determining compensation for our executive officers. For a complete discussion of our executive compensation program, refer to the CD&A section above.

2024 Pay Versus Performance Table

Year (a)	Summary Compensation Table Total for PEO ($)	Compensation Actually Paid to PEO ($) (b)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($)	Average Compensation Actually Paid to Non-PEO Named Executive Officers ($) (b)	Value of Initial Fixed $100 Investment Based on:		Net Income (in millions) ($) (d)	Company Selected Measure
					Masco Total Shareholder Return ($)	Peer Group Total Shareholder Return ($) (c)		Operating Profit (in millions) ($) (e)
2024	10,651,821	13,494,503	2,621,620	2,854,454	151	108	822	1,372
2023	12,476,381	17,142,621	2,310,266	2,938,306	150	123	908	1,358
2022	6,261,228	(7,130,941)	1,614,199	(1,055,881)	102	104	844	1,334
2021	13,410,774	30,690,004	3,190,993	6,693,250	150	147	410	1,412
2020	14,001,941	18,754,175	3,581,869	4,263,007	116	120	1,224	1,306

Year (column a): For each year listed, our PEO is Keith Allman. For 2020-2022, our non-PEO executive officers are John Sznewajs, Richard O'Reagan, Jai Shah and Kenneth Cole. For 2023, our non-PEO executive officers are Richard Westenberg, Imran Ahmad, Jai Shah, Kenneth Cole, John Sznewajs and David Chaika. For 2024, our non-PEO executive officers are Richard Westenberg, Imran Ahmad, Jai Shah and Kenneth Cole.

Compensation "Actually Paid" to PEO and Average Compensation "Actually Paid" to Non-PEO executive officers (columns b): The compensation "actually paid" to our PEO and our non-PEO executive officers reflects the following adjustments from Total Compensation as reported in our Summary Compensation Table for the fiscal years 2024, 2023, 2022, 2021 and 2020:

	PEO	Average of Non-PEOs
Total Reported in 2024 Summary Compensation Table	**10,651,821**	**2,621,620**
Less, grant date fair value of equity awards reported in the 2024 Summary Compensation Table	(7,301,850)	(1,330,933)
Plus, year-end fair value of equity awards granted in 2024 that are unvested and outstanding, as of 2024 year-end	8,209,000	1,305,781
Plus, change in the fair value as of 2024 year end for equity awards granted in prior years that are unvested and outstanding	498,206	111,780
Plus, change in fair value as of the vesting date of equity awards granted in prior year that vested during 2024	1,300,650	131,694
Plus, dividends earned during 2024 on unvested equity awards	136,676	14,513
Total Adjustments	2,842,682	232,834
Actual Compensation Paid for Fiscal Year 2024	**13,494,503**	**2,854,454**

	PEO	Average of Non-PEOs
Total Reported in 2023 Summary Compensation Table	**12,476,381**	**2,310,266**
Less, grant date fair value of equity awards reported in the 2023 Summary Compensation Table	(8,319,582)	(1,228,390)
Less, change in the Actuarial Present Values reported under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" Column of the 2023 Summary Compensation Table	(8,768)	(49,671)
Plus, year-end fair value of equity awards granted in 2023 that are unvested and outstanding, as of 2023 year-end	7,016,448	1,284,267
Plus, change in the fair value as of 2023 year end for equity awards granted in prior years that are unvested and outstanding	3,981,180	418,608
Plus, change in fair value as of the vesting date of equity awards granted in prior year that vested during 2023	1,893,102	222,782
Less, fair value of equity awards forfeited in 2023	—	(34,101)
Plus, dividends earned during 2023 on unvested equity awards	103,860	14,545
Total Adjustments	4,666,240	628,040
Actual Compensation Paid for Fiscal Year 2023	**17,142,621**	**2,938,306**

	PEO	Average of Non-PEOs
Total Reported in 2022 Summary Compensation Table	**6,261,228**	**1,614,199**
Less, grant date fair value of equity awards reported in the 2022 Summary Compensation Table	(4,886,111)	(956,181)
Plus, year-end fair value of equity awards granted in 2022 that are unvested and outstanding, as of 2022 year-end	6,696,354	1,338,718
Plus, change in the fair value as of 2022 year end for equity awards granted in prior years that are unvested and outstanding	(12,542,087)	(2,514,590)
Plus, change in fair value as of the vesting date of equity awards granted in prior years that vested during 2022	(2,736,067)	(553,825)
Plus, dividends earned during 2022 on unvested equity awards	75,742	15,798
Total Adjustments	(13,392,169)	(2,670,080)
Actual Compensation Paid for Fiscal Year 2022	**(7,130,941)**	**(1,055,881)**

	PEO	Average of Non-PEOs
Total Reported in 2021 Summary Compensation Table	**13,410,774**	**3,190,993**
Less, grant date fair value of equity awards reported in the 2021 Summary Compensation Table	(8,273,513)	(1,645,343)
Plus, year-end fair value of equity awards granted in 2021 that are unvested and outstanding, as of 2021 year-end	11,920,041	2,358,316
Plus, change in the fair value as of 2021 year end for equity awards granted in prior years that are unvested and outstanding	13,660,599	2,793,148
Plus, change in fair value as of the vesting date of equity awards granted in prior year that vested during 2021	(96,350)	(18,599)
Plus, dividends earned during 2021 on unvested equity awards	68,453	14,735
Total Adjustments	17,279,230	3,502,257
Actual Compensation Paid for Fiscal Year 2021	**30,690,004**	**6,693,250**

	PEO	Average of Non-PEOs
Total Reported in 2020 Summary Compensation Table	**14,001,941**	**3,581,869**
Less, grant date fair value of equity awards reported in the 2020 Summary Compensation Table	(8,371,933)	(1,702,979)
Less, change in the Actuarial Present Values reported under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" Column of the 2020 Summary Compensation Table	(93,883)	(294,594)
Plus, year-end fair value of equity awards granted in 2020 that are unvested and outstanding, as of 2020 year-end	8,377,511	1,705,013
Plus, change in the fair value as of 2020 year end for equity awards granted in prior years that are unvested and outstanding	4,529,712	909,820
Plus, change in fair value as of the vesting date of equity awards granted in prior year that vested during 2020	237,915	47,999
Plus, dividends earned during 2020 on unvested equity awards	72,912	15,879
Total Adjustments	4,752,234	681,138
Actual Compensation Paid for Fiscal Year 2020	**18,754,175**	**4,263,007**

The fair value or change in fair value of equity awards reflected in the tables above were determined as follows:

- For restricted stock awards, RSUs and phantom RSUs, using the closing stock price on the applicable year-end or vesting date.

- For stock options/SAR, using a Black-Scholes value as of the applicable year-end or vesting date.

- For PRSUs and phantom PRSUs, using the closing stock price on the applicable year-end or vesting date and adjusted for the estimated performance achievements, as applicable.

Peer Group Total Shareholder Return (column c): Our peer group total shareholder return is calculated using the Standard & Poor's Consumer Durables & Apparel Index, which we use for the stock performance graph required by Item 201(e) of Regulation S-K, from December 31, 2019 through December 31 of the applicable listed year.

Net Income (column d): Net income as reflected in the table above is as reported in our financial statements and is calculated in accordance with accounting guidelines. In 2021, our net income, as reported, was negatively impacted by non-recurring expense related to debt extinguishment and the settlement of our qualified domestic defined benefit pension plans.

Company Selected Measure—Operating Profit (column e): Operating profit is the highest weighted financial performance metric in our annual performance program. To calculate our operating profit for purposes of this program we adjust our reported operating profit to exclude the effect of special and other non-recurring income and expenses. Operating profit is also a measure used in our calculation of ROIC under our LTIP. See "Our 2024 Annual Performance Program" above for a description of these adjustments for 2024.

Pay Versus Performance Relationships

The following charts set forth the relationships between compensation "actually paid" to our PEO, the average of compensation "actually paid" to our non-PEO executive officers, and our cumulative TSR, Standard and Poor's Consumer Durables & Apparel Index cumulative TSR, our annual net income and our annual operating profit over the five-year period from 2020-2024.



Compensation Actually Paid Relative to Cumulative Total Shareholder Return

$36,000,000
$24,000,000
$12,000,000
$—
$(12,000,000)
Compensation Actually Paid
$180
$150
$120
$90
$60
Cumulative Total Shareholder Return
2020
2021
2022
2023
2024
PEO Compensation Actually Paid
Non-PEO Average Compensation Actually Paid
Cumulative TSR
Peer Group TSR

Compensation Actually Paid Relative to Annual Net Income

$36,000,000
$24,000,000
$12,000,000
$0
$-12,000,000
Compensation Actually Paid
$2,000
$1,500
$1,000
$500
$0
Net Income (in millions)
2020
2021
2022
2023
2024
PEO Compensation Actually Paid
Non-PEO Average Compensation Actually Paid
Net Income

Compensation Actually Paid Relative to Annual Operating Profit



Our Most Important Financial Performance Measures

The following financial performance measures are those measures which, in our assessment, represent the most important financial measures used by us to link our performance to compensation "actually paid" to our executive officers for 2024. The measures in this table are not ranked.

Earnings per Share
Net Sales
Operating Profit
Return on Invested Capital

AUDIT COMMITTEE REPORT

The Audit Committee currently consists of four members of the Board of Directors, each of whom is independent. The Audit Committee assists the Board of Directors in fulfilling the Board's responsibility for oversight of the integrity of our financial statements, the effectiveness of our internal controls over financial reporting, the qualifications, independence, performance and remuneration of our independent registered public accounting firm ("independent auditors"), the performance of our internal audit function, our compliance with legal and regulatory requirements, and compliance by our employees and officers with our Code of Ethics. Management is responsible for the accuracy of our financial statements and our reporting process, including our system of internal controls over financial reporting. In discharging its oversight responsibilities, the Audit Committee reviewed and discussed with management our audited financial statements as of and for the year ended December 31, 2024 and our processes to ensure the accuracy of our financial statements.

The Audit Committee obtained from and discussed with our independent auditors, PricewaterhouseCoopers LLP ("PwC"), the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") regarding PwC's communications with the Audit Committee concerning independence. The Audit Committee discussed with PwC any relationships that may impact PwC's objectivity and independence and satisfied itself as to PwC's independence. The Audit Committee confirmed that PwC's provision of non-audit services to us did not impair their independence. The Audit Committee discussed with PwC the matters required to be discussed by the applicable requirements of the PCAOB and the Securities and Exchange Commission ("SEC"). The Audit Committee also met with PwC independent of management.

Based on the reviews and discussions with management and PwC described above, the Audit Committee recommended to the Board of Directors that our financial statements as of and for the year ended December 31, 2024 be included in our Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the SEC. The Audit Committee also reappointed PwC as our independent auditors for 2025, which stockholders are being asked to ratify.

Audit Committee
Charles K. Stevens, Chair
Aine L. Denari
Jonathon J. Nudi*
John C. Plant
Sandeep Reddy

As of March 5, 2025, in connection with his appointment as our next President and CEO and our Board's determination that Mr. Nudi is no longer an independent director, Mr. Nudi concluded service on our Audit Committee.

PRICEWATERHOUSECOOPERS LLP FEES

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees for professional services rendered to us by our independent registered public accounting firm, PwC, for the years ended December 31, 2024 and 2023 were (in millions):

	2024	2023
Audit Fees	$7.5	$7.4
Audit-Related Fees	0.2	0.1
Tax Fees	0.7	0.9
All Other Fees	—	—
Total	$8.4	$8.4

• The Audit Fees for the years ended December 31, 2024 and 2023 were for services rendered for audits and quarterly reviews of our consolidated financial statements, audits of our internal controls over financial reporting, statutory audits, issuance of consents and assistance with review of documents filed with the SEC, and for recoverable expenses.

• The Audit-Related Fees for the years ended December 31, 2024 and 2023 were for services rendered for employee benefit plan audits and compilations and other assurance-related services. In addition, the Audit-Related Fees for the year ended December 31, 2024 were for services rendered for reviews related to a planned ERP implementation and compliance readiness.

• The Tax Fees for the years ended December 31, 2024 and 2023 were for services related to tax compliance, transfer pricing services, tax consulting and tax planning services. The fees for the year ended December 31, 2023 also included tax audit defense services.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee has established a policy requiring its annual review and pre-approval of all audit services and permitted non-audit services to be performed by PwC. Our Audit Committee will, as necessary, consider and, if appropriate, approve the provision of additional audit and non-audit services by PwC that are not encompassed by our Audit Committee's annual pre-approval. Our Audit Committee has delegated to our Audit Committee Chair the approval authority, on a case-by-case basis, for services outside or in excess of our Audit Committee's aggregate pre-approved levels, provided that the Audit Committee Chair shall report any such decisions to our Audit Committee at its next regular meeting. All of the services referred to in the table above for 2024 were pre-approved by our Audit Committee or our Audit Committee Chair and none of the services approved by our Audit Committee during 2024 were under the de minimis exception to pre-approval contained in the applicable rules of the SEC.

PROPOSAL 3: RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Our Audit Committee is responsible for the appointment, remuneration, retention and oversight of the independent registered public accounting firm retained to audit our financial statements. As part of its oversight, our Audit Committee and its Chair review and evaluate our lead audit engagement partner and participate in the selection of the new lead audit engagement partner in conjunction with the mandated rotation of that partner.

Our Audit Committee has selected the independent registered public accounting firm of PricewaterhouseCoopers LLP ("PwC") to audit our financial statements for the year 2025. We have retained PwC (or its predecessor) as our independent auditor since 1959, and our Audit Committee believes that the continued retention of PwC to serve as our independent auditor is in the best interests of our Company and our stockholders.

Representatives of PwC will be present at our Annual Meeting and will have the opportunity to make a statement and respond to appropriate questions. If the selection of PwC is not ratified, our Audit Committee will consider selecting another independent registered public accounting firm as our independent auditors.

Our Board recommends a vote FOR the ratification of the selection of PricewaterhouseCoopers LLP as our independent auditors for the year 2025.

The affirmative vote of a majority of the votes cast by shares entitled to vote thereon is required for the ratification of the selection of independent auditors. Abstentions are not counted as votes cast, and therefore do not affect the ratification of the selection of independent auditors. Broker non-votes are not applicable with respect to this proposal.

EXECUTIVE OFFICERS

Our Board of Directors elects our executive officers annually. Our current executive officers are listed below.

Name	Position	Age	Executive Officer Since
Keith J. Allman	President and Chief Executive Officer	62	2014
Imran Ahmad	Group President	47	2023
Kenneth G. Cole	Vice President, General Counsel and Secretary	59	2013
Richard A. Marshall	Vice President, Masco Operating System	65	2021
Jai Shah	Group President	58	2018
Renee Straber	Vice President, Chief Human Resource Officer	54	2014
Richard J. Westenberg	Vice President, Chief Financial Officer and Treasurer	51	2023

Keith J. Allman: Mr. Allman's experience is described above in "Class II Directors (Term Expiring at the Annual Meeting in 2026)." Mr. Allman will be retiring from his position with our Company and as a member of our Board effective July 6, 2025.

Imran Ahmad: Mr. Ahmad was elected Group President in 2023. He joined Masco in 2018 as President of Masco Canada.

Kenneth G. Cole: Mr. Cole was elected Vice President, General Counsel and Secretary in 2013. Mr. Cole joined us in 2004 and has held positions of increasing responsibility in our legal department, serving as Senior Assistant General Counsel and Director of Commercial Legal Affairs prior to being elected to his current position.

Richard A. Marshall: Mr. Marshall was elected Vice President, Masco Operating System in 2021 after serving as Vice President, Service Operations at Delta Faucet Company with responsibility for global manufacturing, supply chain and customer service since 2003.

Jai Shah: Mr. Shah was elected Group President in 2018. Prior to this election, he served as the President of Delta Faucet Company, from 2014 to 2018. He previously served as the Vice President—Chief Human Resource Officer of Masco Corporation (2012-2014), Vice President Finance—Retail/Wholesale Platform since 2008, as a Group Vice President from 2007 to 2008, and as our Vice President—Strategic Planning from 2005 to 2007.

Renee Straber: Ms. Straber was elected Vice President, Chief Human Resource Officer in 2014, after serving as our Group Director—Human Resources since 2012. She joined Masco in 1995 as a Human Resource Representative for Delta Faucet Company and was promoted to Vice President, Human Resources for Delta Faucet Company in 2007.

Richard J. Westenberg: Mr. Westenberg was elected Vice President, Chief Financial Officer in 2023 and as our Treasurer, effective April 1, 2024. Mr. Westenberg was previously employed at General Motors Company, where he served as the Vice President and Chief Financial Officer of General Motors North America since 2022, Vice President, Finance and Chief Financial Officer of SAIC-General Motors from 2018-2021, and Corporate Treasurer of General Motors Company from 2017-2018.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table shows the beneficial ownership of our common stock as of December 31, 2024 by (i) each of our directors and director nominees, (ii) each executive officer included in the 2024 Summary Compensation Table, (iii) all of our directors and executive officers as a group (17 individuals), and (iv) all persons whom we know to be beneficial owners of five percent or more of our common stock. Except as indicated below, each person exercises sole voting and investment power with respect to the shares listed.

Name	Shares of Common Stock Beneficially Owned (a)	Percentage of Voting Power Beneficially Owned
Imran Ahmad	22,459	*
Mark R. Alexander	32,597	*
Keith J. Allman	275,607	*
Kenneth G. Cole	213,135	*
Aine L. Denari	1,976	*
Marie A. Ffolkes	13,473	*
Jonathon J. Nudi	—	*
Christopher A. O'Herlihy	40,722	*
Donald R. Parfet	32,450	*
Lisa A. Payne	34,976	*
John C. Plant	39,530	*
Sandeep Reddy	—	*
Jai Shah	212,926	*
Charles K. Stevens	7,046	*
Richard J. Westenberg	20,849	*
All directors and executive officers of Masco as a group	1,060,170	*
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	16,512,936	7.4%
The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	25,579,469	11.4%

* Less than one percent.

Shares of Common Stock Beneficially Owned (column a): The amounts reported in this column include:

- For Mr. Ahmad, 30 shares are held in a registered retirement savings plan

- For Mr. Allman, 100,587 shares are held in a trust.

- For Mr. Parfet, 32,450 shares are held in a trust.

- For Ms. Payne, 875 shares are held in a trust.

- Based on a Schedule 13G filed with the SEC on January 26, 2024, on December 31, 2023 BlackRock, Inc. (through certain of its subsidiaries) beneficially owned 16,512,936 shares of our common stock, with sole voting power over 14,972,205 shares and sole dispositive power over all the shares.

- Based on a Schedule 13G filed with the SEC on February 13, 2024, on December 31, 2023 The Vanguard Group beneficially owned 25,579,469 shares of our common stock, with sole voting power over none of the shares and shared voting power over 285,274 shares, and sole dispositive power over 24,623,401 shares and shared dispositive power over 956,068 shares.

- Shares that may be acquired on or before March 1, 2025 upon the vesting of restricted stock units and the exercise of stock options/SAR, as reflected in the table below. Holders do not have voting or investment power over unvested restricted stock units or unexercised stock option shares.

Name	Shares that may be acquired on or before March 1, 2025 upon vesting of restricted stock units	Shares that may be acquired on or before March 1, 2025 upon exercise of stock options/SAR
Imran Ahmad	2,376	20,053
Mark R. Alexander	—	—
Keith J. Allman	36,973	138,047
Kenneth G. Cole	5,786	181,329
Aine L. Denari	—	—
Marie A. Ffolkes	—	—
Jonathon J. Nudi	—	—
Christopher A. O'Herlihy	—	—
Donald R. Parfet	—	—
Lisa A. Payne	—	—
John C. Plant	—	—
Sandeep Reddy	—	—
Jai Shah	7,173	202,930
Charles K. Stevens	—	—
Richard J. Westenberg	12,693	8,156
All current directors and executive officers of Masco as a group	72,508	624,991

INSIDER TRADING POLICIES AND PROCEDURES

We maintain insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the exchange listing standards applicable to us. In addition, it is our policy to comply with applicable securities and state laws, including insider trading laws, when engaging in transactions in our securities. A full copy of our insider trading policy is attached as an exhibit to our Annual Report on Form 10-K.

PROPOSAL 4: APPROVAL OF AMENDMENTS TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO ELIMINATE CERTAIN SUPERMAJORITY VOTING REQUIREMENTS

Overview

Our Board of Directors has approved, adopted and declared advisable, and recommends that our stockholders approve, amendments to the Company's Restated Certificate of Incorporation (the "Certificate") to eliminate certain supermajority voting provisions.

Background

The Certificate currently requires the affirmative vote of the holders of at least 80% of the voting power of the outstanding capital stock of the Company entitled to vote, voting together as a single class, to amend, repeal, or adopt provisions in the Certificate or in our Amended and Restated Bylaws (the "Bylaws") that are inconsistent with Article Seventh and Article Eighth of the Certificate. Article Seventh addresses the composition and election of the Board and Article Eighth addresses stockholder action by consent and special meetings of stockholders. If the proposed amendments are adopted, the stockholder vote required to take any of the foregoing actions will be the affirmative vote of the holders of at least a majority of the voting power of the outstanding capital stock of the Company entitled to vote, voting together as a single class (subject to any other vote required by applicable law and the express terms of any preferred stock issued in the future).

Reasons for the Proposed Amendment

At our 2024 Annual Meeting, our Board took a neutral position on a stockholder proposal seeking to eliminate the supermajority requirements in our governing documents. Our Board did so as it was interested in the viewpoints of our stockholders on this matter. The stockholder proposal received majority support of the votes cast at the meeting.

Our Corporate Governance and Nominating Committee and our Board have carefully considered the voting results for the stockholder proposal, together with additional stockholder input received during our regular stockholder engagement program, noting the broad stockholder support for eliminating supermajority vote requirements. Our Board (acting on the recommendation of our Corporate Governance and Nominating Committee) has determined that it is in the best interests of the Company and its stockholders to adopt proposed amendments to the Certificate to eliminate these supermajority voting requirements and recommends that stockholders approve these amendments.

The text of the proposed amendments to the Certificate, with proposed deletions reflected by "strike-through" text and proposed additions reflected by "underline" text, is set forth in Appendix A. This summary is qualified in its entirety by reference to Appendix A.

Required Vote

Approval of this proposal requires the affirmative vote of the holders of at least 80% of the voting power of the outstanding capital stock of the Company entitled to vote, voting together as a single class.

If our stockholders approve this proposal, the Company will file with the Delaware Secretary of State a certificate of amendment that includes the amendments corresponding to this proposal, which will become effective upon filing. In addition, our Board has approved amendments to Section 6.01 of the Bylaws to eliminate the supermajority vote requirement for stockholders to amend the Bylaws. The effectiveness of the amendments to Section 6.01 of the Bylaws is contingent upon the effectiveness of the amendments contemplated by this proposal 4.

Stockholders are also asked to consider proposals 5 and 6, which relate to amendments to the Certificate to eliminate certain restrictions concerning business combinations including supermajority voting requirements, and to declassify the Board and provide for the annual election of directors, respectively. Proposals 4, 5 and 6 are independent of each other and the approval of this proposal is not conditioned on the approval of any other proposal. Our Board retains the discretion to abandon the amendments and not implement them at any time before they become effective.

Our Board recommends a vote FOR the proposal to amend our Certificate of Incorporation to eliminate certain supermajority vote requirements.

PROPOSAL 5: APPROVAL OF AMENDMENTS TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO AMEND THE BUSINESS COMBINATION RESTRICTIONS IN ARTICLE THIRTEENTH OF THE CERTIFICATE TO MIRROR THOSE UNDER SECTION 203 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE BUT TO REDUCE THE VOTE REQUIRED FOR STOCKHOLDER APPROVAL OF A BUSINESS COMBINATION TO A MAJORITY VOTE INSTEAD OF THE 66 2/3% VOTE REQUIRED BY SECTION 203.

Overview

Our Board of Directors has approved, adopted and declared advisable, and recommends that our stockholders approve, amendments to the Company's Restated Certificate of Incorporation (the "Certificate") to amend the restrictions on certain business combinations as currently set forth in Article Thirteenth of the Certificate to mirror those in Section 203 of the General Corporation Law of the State of Delaware ("Section 203") except that the amendments reduce the vote required for stockholder approval of business combinations with an interested stockholder (as each term is defined in Section 203) to a majority vote.

Background

Article Thirteenth of the Certificate currently requires supermajority stockholder approval for the Company to engage in certain business combinations with an entity (as such terms are defined in the Certificate) that is the direct or indirect beneficial owner of 30% or more of the Company's outstanding shares of stock entitled to vote in elections of directors, or an entity that is an affiliate of the Company and has been the direct or indirect beneficial owner of 30% or more of the Company's outstanding shares of stock entitled to vote in the elections of directors, even if such entity has reduced its shareholdings below 30%. Subject to certain specified exceptions, Article Thirteenth requires the affirmative vote of the holders of 95% of all shares of stock of the Company entitled to vote in elections of directors, considered as one class, to adopt or authorize such business combinations. In addition, Article Thirteenth requires the affirmative vote of the holders of 95% of all shares of stock of the Company entitled to vote in elections of directors, considered as one class, to amend or repeal Article Thirteenth, unless such amendment was unanimously recommended to the stockholders by the Board, if all the directors are persons who would be eligible to serve as continuing directors. The proposed amendments would eliminate current Article Thirteenth in its entirety from the Certificate and replace it with a provision that substantially mirrors Section 203, except with a reduced vote for stockholders to approve certain business combinations, as described below. . . . .

Section 203, which under the General Corporation Law of the State of Delaware applies by default to the Company, requires a supermajority stockholder vote of the holders of at least 66 and 2/3% of the outstanding voting stock of the Company not held by the interested stockholder for certain business combinations between the Company and an interested stockholder (as such terms are defined in Section 203). Section 203 is intended to benefit stockholders by encouraging negotiated acquisitions and requiring that there be significant stockholder support for a business combination with an interested stockholder. In order to reduce the required stockholder vote for a business combination from 66 and 2/3% to a majority, the proposed amendments would amend the Certificate so that the Company will expressly elect not to be governed by Section 203 (the "Section 203 Opt-Out") and would instead add a new provision (as new Article Thirteenth of the Certificate) that substantially mirrors the provisions of Section 203, except that it reduces the vote required for stockholder approval of business combinations with a non-exempt interested stockholder to a majority disinterested stockholder vote (the "Section 203 Mirror Provision" and, together with the Section 203 Opt-Out, the "Section 203 Amendments"). Because under Section 203 an amendment to the certificate of incorporation electing not to be governed by Section 203 (like the Section 203 Opt-Out) is not effective until 12 months after the date and time the amendment would otherwise become effective under the General

Corporation Law of the State of Delaware, the effectiveness of the Section 203 Mirror Provision will also be delayed 12 months so both Section 203 and the Section 203 Mirror Provision are not operative at the same time. During that 12-month period, Section 203 will continue to be applicable to the Company, and the vote required for stockholders to approve a business combination with a non-exempt interested stockholder will be 66 and 2/3% of the stockholders other than the interested stockholder.

Reasons for the Proposed Amendment

Article Thirteenth of the current Certificate was adopted prior to the enactment of Section 203. Given the intervening changes in Delaware law, our Board believes it is advisable to simplify the Certificate by removing the current Article Thirteenth and replacing it with provisions that largely replicate Section 203, but without the supermajority requirement. The Board believes that the Section 203 Mirror Provision will sufficiently protect the Company and its stockholders against the same coercive takeover tactics that Article Thirteenth of the Certificate sought to address, and that this amendment would be consistent with current corporate governance of other companies incorporated in Delaware. In addition, at our 2024 Annual Meeting, our Board took a neutral position on a stockholder proposal seeking to eliminate the supermajority requirements in our governing documents. Our Board did so as it was interested in the viewpoints of our stockholders on this matter. The stockholder proposal received majority support of the votes cast at the meeting.

Our Corporate Governance and Nominating Committee and our Board have carefully considered the merits of replacing the current business combination provisions in Article Thirteenth of the Certificate with the Section 203 Mirror Provision in light of the voting results for the stockholder proposal, together with additional stockholder input received during our regular stockholder engagement program. Our Board (acting on the recommendation of our Corporate Governance and Nominating Committee) has determined that it is in the best interests of the Company and its stockholders to adopt the proposed amendments and recommends that stockholders approve these amendments.

The text of the proposed amendments to the Certificate, with proposed deletions reflected by "strike-through" text and proposed additions reflected by "underline" text, is set forth in Appendix B. This summary is qualified in its entirety by reference to Appendix B.

Required Vote

Because this proposal is being unanimously recommended to the stockholders by the Board and all directors are persons who would be eligible to serve as "continuing directors" (as defined in Article Thirteenth), approval of this proposal requires the affirmative vote of a majority of all outstanding shares of common stock of the Company entitled to vote thereon.

If our stockholders approve this proposal, the Company will file with the Delaware Secretary of State a certificate of amendment that includes the amendments corresponding to this proposal. The Section 203 Opt-Out (in accordance with the provisions of Section 203) and the Section 203 Mirror Provision will become effective 12 months after the date and time of the filing. The amendments to eliminate current Article Thirteenth of the Certificate would be effective immediately upon filing the certificate of amendment.

Stockholders are also asked to consider proposals 4 and 6, which relate to amendments to the Certificate to eliminate certain supermajority voting requirements, and to declassify the Board and provide for the annual election of directors, respectively. Proposals 4, 5 and 6 are independent of each other and the approval of this proposal is not conditioned on the approval of any other proposal. Our Board retains the discretion to abandon the amendments and not implement them at any time before they become effective.

Our Board recommends a vote FOR the proposal to amend our Certificate of Incorporation to amend the business combination restrictions in Article Thirteenth of the Certificate to mirror those under Section 203 but to reduce the vote required for stockholder approval of a business combination to a majority vote instead of the 66 2/3% vote required by Section 203.

PROPOSAL 6: APPROVAL OF AMENDMENTS TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO PHASE-OUT THE CLASSIFICATION OF THE BOARD OF DIRECTORS OVER A THREE-YEAR PERIOD AND PROVIDE FOR THE ANNUAL ELECTION OF DIRECTORS

Overview

Our Board of Directors has approved, adopted and declared advisable, and recommends that our stockholders approve, amendments to the Company's Restated Certificate of Incorporation (the "Certificate") to phase out the classification of the Board over a three-year period and to provide for the annual election of directors.

Background

Article Seventh(a) of the Certificate currently provides that the Board shall be divided into three classes, designated Class I, Class II and Class III, each to consist as nearly as may be possible of one third of the total number of directors, with the term of office of one class expiring each year and directors in each class being elected to three-year terms. If the proposed amendments are approved by our stockholders, directors previously elected by our stockholders to three-year terms of office, including those directors elected at this Annual Meeting, will complete their three-year terms, and thereafter they or their successors would be elected to one-year terms at each future annual meeting of stockholders. Beginning at our 2028 annual meeting of stockholders, the declassification of the Board would be complete, and all directors would be subject to annual election to one-year terms.

Additionally, as the General Corporation Law of the State of Delaware provides that directors serving on declassified boards of directors may be removed with or without cause, the proposed amendments would permit the removal of directors without cause after our 2028 annual meeting of stockholders but will provide that the directors serving the remainder of a three-year term in office will be removable only for cause.

Finally, the proposed amendments will provide that any director appointed to fill a vacancy or newly created directorship will hold office until the next election for the class to which such director is appointed. Following the completion of the declassification, any director appointed to fill a vacancy or newly created directorship occurring after the 2028 annual meeting of stockholders will serve for a term expiring at the next annual meeting and will remain in office until such person's successor is elected and qualified (or earlier death, resignation, disqualification or removal).

Reasons for the Proposed Amendment

Our Corporate Governance and Nominating Committee and our Board have carefully considered the merits of annually elected and staggered boards, evaluating current corporate governance practices, our corporate governance structure and perspectives shared with us by our stockholders during our ongoing stockholder engagement. Our Corporate Governance and Nominating Committee and Board believe that a classified board structure can have the advantages of promoting board continuity and stability, encouraging long-term perspectives in pursuing our strategic initiatives, and providing a better negotiating position from which to respond to attempts by stockholders seeking short-term gains while at the same time providing accountability to our stockholders. At the same time, our Corporate Governance and Nominating Committee and Board recognize that an increasing number of large companies provide for annual election of directors, many shareholders believe annual elections improve director accountability, and adopting this structure will enhance the Board's corporate governance practices. After weighing these considerations, our Board (acting on the recommendation of our Corporate Governance and Nominating Committee) has determined that it is in the best interests of the Company and its stockholders to amend the Certificate to phase out the classification of our Board over a three-year period and recommend that stockholders approve these amendments.

The text of the proposed amendments to the Certificate, with proposed deletions reflected by "strike-through" text and proposed additions reflected by "underline" text, is set forth in Appendix C. This summary is qualified in its entirety by reference to Appendix C.

Required Vote

Approval of this proposal requires the affirmative vote of the holders of at least 80% of the voting power of the outstanding capital stock of the Company entitled to vote, voting together as a single class.

If our stockholders approve this proposal, the Company will file with the Delaware Secretary of State a certificate of amendment that includes the amendments corresponding to this proposal, which will become effective upon filing. In addition, our Board has approved conforming amendments to Section 2.01 of the Company's Amended and Restated Bylaws (the "Bylaws"). The effectiveness of the amendments to Section 2.01 of the Bylaws is contingent upon the effectiveness of the amendments contemplated by this proposal 6.

Stockholders are also asked to consider proposals 4 and 5, which relate to amendments to the Certificate to eliminate supermajority voting requirements and certain restrictions concerning business combinations. Proposals 4, 5 and 6 are independent of each other and the approval of this proposal is not conditioned on the approval of any other proposal. Our Board retains the discretion to abandon the amendments and not implement them at any time before they become effective. If this proposal is not approved by our stockholders, the amendment will not be implemented and the Board will remain classified.

Our Board recommends a vote FOR the proposal to amend our Certificate of Incorporation to phase out the classification of our Board over a three-year period and provide for the annual election of directors.

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2025 ANNUAL MEETING OF STOCKHOLDERS

The Board of Directors of Masco Corporation is soliciting the enclosed proxy for use at the Annual Meeting of Stockholders of Masco Corporation to be held virtually on Friday, May 9, 2025 at 8:30 a.m. Eastern Time, and at any adjournment or postponement of the Annual Meeting. This proxy statement and the enclosed proxy card are being mailed or otherwise made available to stockholders on or about April 7, 2025. We are concurrently mailing to stockholders a copy of our 2024 Annual Report to Stockholders, which includes our Form 10-K for the year ended December 31, 2024.

Who is entitled to vote at the Annual Meeting?

Our Board established the close of business on March 14, 2025 as the record date to determine the stockholders entitled to receive a notice of, and to vote at, our Annual Meeting or an adjournment or postponement of the meeting. On the record date, there were 211,652,323 shares of our common stock, $1 par value, outstanding and entitled to vote. Each share of our common stock represents one vote that may be voted on each matter that may come before the Annual Meeting.

All shares of our common stock represented by properly executed and unrevoked proxies will be voted by the persons named as proxy holders in accordance with the instructions given. If no instructions are indicated on a proxy, properly executed proxies will be voted as follows:

- FOR each Class I Director nominee

- FOR the approval of the compensation paid to our named executive officers

- FOR the ratification of PricewaterhouseCoopers LLP as our independent auditors for 2025

- FOR the approval of management Proposals 4, 5 and 6, each to amend certain provisions of our Certificate of Incorporation

What is the difference between holding shares as a record holder and as a beneficial owner?

If your shares are registered in your name with our registrar and transfer agent, Computershare, you are the "record holder" of those shares. If you are a record holder, we have provided these proxy materials directly to you.

If your shares are held in a stock brokerage account, or with a bank or other holder of record, you are considered the "beneficial owner" of those shares held in "street name." If your shares are held in street name, these proxy materials have been forwarded to you by your bank or broker. As the beneficial owner, you have the right to instruct that organization on how to vote your shares.

What is a broker non-vote?

If your shares are held in "street name" through a bank, broker or other nominee, you must provide voting instructions to that organization. If you do not provide voting instructions, the organization may vote in its discretion on routine proposals, but not on non-routine proposals, resulting in a "broker non-vote" for those non-routine proposals. Only our Proposal 3, Ratification of Selection of Independent Auditors, is a routine proposal.

How are abstentions and broker non-votes treated?

Abstentions are not treated as votes cast with respect to Proposals 1, 2 and 3 and therefore do not have an effect on the outcome of those Proposals. Abstentions are treated as votes cast against with respect to Proposals 4, 5 and 6.

Broker non-votes are not counted as votes cast with respect to Proposals 1 and 2 and therefore do not have an effect on the outcome of those Proposals. Broker non-votes are treated as votes cast against with respect to Proposals 4, 5 and 6. Broker non-votes are not applicable to Proposal 3 because it is a routine proposal.

What constitutes a quorum?

To conduct business at our Annual Meeting, we must have a quorum of stockholders present. A quorum is present when a majority of the outstanding shares of stock entitled to vote, as of the record date, are represented in person or by proxy. Broker non-votes and abstentions will be counted toward the establishment of the quorum.

How can I submit my vote?

There are four methods you can use to vote: by internet, by telephone, by mail or at the meeting. Submitting your proxy by internet, telephone or mail will not affect your right to attend the Annual Meeting and change your vote. Unless you are voting at the meeting, your vote must be received by 11:59 p.m. Eastern Time on May 8, 2025.

Method	Record Holder	Beneficial Owner
Internet	Have your proxy card available and log on to www.proxyvote.com.	If your bank or broker makes this method available, the instructions will be included with the proxy materials.
Telephone	Have your proxy card available and call (800) 690-6903 from a touchtone telephone anywhere (toll free only in the United States).	If your bank or broker makes this method available, the instructions will be included with the proxy materials.
Mail	Mark, date, sign and promptly mail the enclosed proxy card in the postage-paid envelope provided for mailing in the United States.	Mark, date, sign and promptly mail the voting instruction form provided by your bank or broker in the postage-paid envelope provided for mailing in the United States.
At The Meeting	You may vote by ballot at the Annual Meeting.	You may vote by ballot at the Annual Meeting.

How many votes are needed for each proposal to pass?

Proposal 1: our Bylaws provide that, in uncontested elections, directors are elected if the majority of votes cast for each nominee exceed the votes cast against such nominee. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the outcome of the election. Proxies cannot be voted for a greater number of persons than the number of nominees named. Each director nominee will provide to us an irrevocable resignation if the majority of the votes cast are against him or her. The resignation will be effective within 90 days after the election results are certified, if the Board (excluding nominees who did not receive a majority of votes for their election) accepts the resignation, which it will do in the absence of a compelling reason otherwise.

Proposal 2: the affirmative vote of a majority of the votes cast by shares entitled to vote thereon is required for the approval. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the outcome of the vote on this proposal.

Proposal 3: the affirmative vote of a majority of the votes cast by shares entitled to vote thereon is required for the ratification of the selection of independent auditors. Abstentions are not counted as votes cast, and therefore do not affect the ratification of the selection of independent auditors. Broker non-votes are not applicable with respect to this proposal.

Proposal 4: the affirmative vote of the holders of at least 80% of the voting power of the outstanding capital stock of the Company entitled to vote is required to for the approval. Abstentions and broker non-votes are treated as votes cast against with respect to this proposal.

Proposal 5: the affirmative vote of a majority of all outstanding shares of common stock of the Company entitled to vote thereon is required for the approval. Abstentions and broker non-votes are treated as votes cast against with respect to this proposal.

Proposal 6: the affirmative vote of the holders of at least 80% of the voting power of the outstanding capital stock of the Company entitled to vote is required to for the approval. Abstentions and broker non-votes are treated as votes cast against with respect to this proposal.

If you are the stockholder of record, and you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares "FOR" the election of the nominees listed in Proposal 1 and "FOR" Proposals 2, 3, 4, 5 and 6. The proxy holders may determine in their discretion the vote with respect to any other matters properly presented for a vote at the meeting.

Is my proxy revocable?

You may revoke your proxy before it is exercised at the Annual Meeting, by timely delivering a subsequent proxy or by notifying us in writing of such revocation to the attention of Kenneth G. Cole, Secretary, at 17450 College Parkway, Livonia, Michigan 48152 before your proxy is voted. Unless you revoke your proxy at the meeting, your revocation must be received by 11:59 p.m. Eastern Time on May 8, 2025.

Who is paying for the expenses involved in preparing and mailing this proxy statement?

We are paying the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies. Our executive officers and other employees may solicit proxies, without additional compensation, personally and by telephone and other means of communication. In addition, we have retained Morrow Sodali LLC, 333 Ludlow Street, 5th Floor, Stamford, Connecticut 06902, to assist in the solicitation of proxies for a fee of $17,500, plus expenses. If you have questions about voting your shares, you may call Morrow Sodali LLC, at (877) 787-9239 (for individual stockholders) or (203) 658-9400 (for banks and brokerage firms). We will reimburse brokers and other persons holding our common stock in their names or in the names of their nominees for their reasonable expenses in forwarding proxy materials to beneficial owners.

What happens if additional matters are presented at the Annual Meeting?

Other than the items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Messrs. Allman and Cole, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If for any reason any of our director nominees is not available as a candidate, Messrs. Allman and Cole may vote your shares for another candidate (or candidates) who may be nominated by the Board, or the Board may reduce its size.

What is "householding" and how does it affect me?

The proxy rules of the SEC permit companies and intermediaries, such as brokers and banks, to satisfy proxy statement delivery requirements for two or more stockholders sharing an address by delivering one proxy statement to those stockholders. This procedure, known as "householding," reduces the amount of duplicate information that stockholders receive and lowers our printing and mailing costs.

We have been notified that certain intermediaries will use householding for our proxy materials and our 2024 Annual Report. Therefore, only one proxy statement and 2024 Annual Report may have been delivered to your address if multiple stockholders share that address. Stockholders who wish to opt out of this procedure and receive separate copies of the proxy statement and annual report in the future, or stockholders who are receiving multiple copies and would like to receive only one copy, should contact their bank, broker or other nominee or us at the address and telephone number below.

We will promptly send a separate copy of the proxy statement for the Annual Meeting or 2024 Annual Report if you send your request to webmaster@mascohq.com, call our Investor Relations Department at (313) 792-5500, or if you write to Investor Relations, Masco Corporation, 17450 College Parkway, Livonia, Michigan 48152.

Our Website

We maintain a website at www.masco.com. The information on our website is not a part of this proxy statement, and it is not incorporated into this proxy statement or any other filings we make with the SEC.

2026 ANNUAL MEETING OF STOCKHOLDERS

If you wish to submit a proposal to be considered at our 2026 Annual Meeting, you must comply with the following procedures. Any communication to be made to our Secretary as described below should be sent to: Kenneth G. Cole, Secretary, Masco Corporation, 17450 College Parkway, Livonia, Michigan 48152.

PROXY STATEMENT PROPOSAL

If you intend to present proposals to be included in our proxy statement for our 2026 Annual Meeting, you must give written notice of your intent to our Secretary on or before December 8, 2025 (120 calendar days prior to the anniversary of our mailing this proxy statement). The proposals must comply with SEC regulations under Rule 14a-8 for including stockholder proposals in a company's materials.

MATTER FOR ANNUAL MEETING AGENDA

If you intend to bring a matter before next year's meeting, other than by submitting a proposal to be included in our proxy statement, we must receive notice in accordance with our Bylaws, which state that our Secretary must receive your notice no earlier than January 9, 2026 and no later than February 8, 2026. For each matter you intend to bring before the meeting, your proposal must be in compliance with all of the requirements in our Bylaws.

DIRECTOR CANDIDATE NOMINATION

If you wish to nominate director candidates for election to the Board at the 2026 Annual Meeting (but not for inclusion in our proxy statement), you must submit the information required by, and follow the deadline in, our Certificate of Incorporation and our Bylaws to our Secretary no later than February 21, 2026 and the nomination must be in compliance with all the requirements in our Bylaws.

In addition, to comply with Rule 14a-19 under the Exchange Act, the SEC's universal proxy rule, you must provide proper written notice that sets forth all the information required by Rule 14a-19 under the Exchange Act to our Secretary by March 10, 2026. The notice requirements under Rule 14a-19 are in addition to the applicable advance notice requirements under our Bylaws.

PROXY ACCESS DIRECTOR CANDIDATE NOMINATION

Our Bylaws provide that under certain circumstances, a stockholder or group of stockholders may include director candidates that they have nominated in our proxy statement. The nominating stockholder or group of stockholders must deliver the information required by our Bylaws, and each nominee must meet the qualifications required by our Bylaws. Requests to include stockholder-nominated candidates in our proxy materials for our 2026 Annual Meeting must be received by our Secretary no earlier than November 8, 2025 and no later than December 8, 2025.

OTHER MATTERS

The Board of Directors knows of no other matters to be voted upon at the Annual Meeting. If any other matters properly come before the Annual Meeting, the proxy holders named in the enclosed proxy will have discretionary authority to vote the shares represented by the proxy in their discretion with respect to such matters.

By Order of the Board of Directors,

Kenneth G. Cole
Vice President, General Counsel and Secretary

Livonia, Michigan
April 7, 2025

APPENDIX A — AMENDMENTS TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO ELIMINATE CERTAIN SUPERMAJORITY VOTING REQUIREMENTS

SEVENTH: (c) Notwithstanding any other provision of this Certificate of Incorporation or the by-laws (and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the by-laws), and in addition to any affirmative vote required by law, the affirmative vote of the holders of at least ~~80%~~ a majority of the voting power of the outstanding capital stock of the Corporation entitled to vote, voting together as a single class, shall be required to amend, adopt in this Certificate of Incorporation or in the by-laws any provision inconsistent with, or repeal this Article SEVENTH.

EIGHTH: Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by any such holders. Except as otherwise required by law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, the President or a majority of the Board of Directors, subject to the rights of holders of any one or more classes or series of preferred stock or any other class of stock issued by the Corporation which shall have the right, voting separately by class or series, to elect directors. Notwithstanding any other provision of this Certificate of Incorporation or the by-laws (and notwithstanding that a lesser percentage may be specified by law, this Certificate of Incorporation or the by-laws), and in addition to any affirmative vote required by law, the affirmative vote of the holders of at least ~~80%~~ a majority of the voting power of the outstanding capital stock of the Corporation entitled to vote, voting together as a single class, shall be required to amend, adopt in this Certificate of Incorporation or in the by-laws any provision inconsistent with, or repeal this Article EIGHTH.

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APPENDIX B — AMENDMENTS TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO AMEND THE BUSINESS COMBINATION RESTRICTIONS IN ARTICLE THIRTEENTH OF THE CERTIFICATE TO MIRROR THOSE UNDER SECTION 203 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE BUT TO REDUCE THE VOTE REQUIRED FOR STOCKHOLDER APPROVAL OF A BUSINESS COMBINATION TO A MAJORITY VOTE INSTEAD OF THE 66 2/3% VOTE REQUIRED BY SECTION 203.

THIRTEENTH: 1. Opt Out. The Corporation hereby expressly elects that it shall not be governed by, or otherwise subject to, Section 203 of the Delaware General Corporation Law.

2.   Applicable Restrictions to Business Combinations. Notwithstanding the provisions of Section 1 of this Article THIRTEENTH, the Corporation shall not engage in any business combination (as defined below), at any point in time at which the Corporation has a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders (unless any of the forgoing result from action taken, directly or indirectly, by an interested stockholder (as defined below) or from a transaction in which a person becomes an interested stockholder), with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

(a)   prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

(b)   upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

(c)   at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of the holders of at a majority of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

3.   Certain Definitions. For purposes of this Article THIRTEENTH:

(a)   "affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(b)   "associate," when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of twenty percent (20%) or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a twenty percent (20%) beneficial ownership or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(c)   "business combination," when used in reference to the Corporation and any interested stockholder of the Corporation, means:

(i)   any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (A) with the interested stockholder, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation this Article THIRTEENTH is not applicable to the surviving entity;

(ii)   any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to ten percent (10%) or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

(iii)   any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (B) pursuant to a merger under Section 251(g) of the Delaware General Corporation Law; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata, to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (D) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (E) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (C) through (E) of this subsection (iii) shall there be an increase in the interested stockholder's proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation;

(iv)   any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(v)   any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (i) through (iv) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(d)   "control," including the terms "controlling," "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of twenty percent (20%) or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article THIRTEENTH, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(e)   "interested stockholder" means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of fifteen percent (15%) or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of fifteen percent (15%) or more of the outstanding voting stock of the Corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; provided, however, that the term "interested stockholder" shall not include (A) a stockholder that becomes an interested stockholder inadvertently and (x) as soon as practicable divests itself of ownership of sufficient shares so that such stockholder ceases to be an interested stockholder and (y) would not, at any time within the three-year period immediately prior to a business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership or (B) any person whose ownership of shares in excess of the fifteen percent (15%) limitation set forth herein is the result of any action taken solely by the Corporation; provided, however, that such person specified in this clause (C) shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of "owner" below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(f)   "owner," including the terms "own" and "owned," when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

(i)   beneficially owns such stock, directly or indirectly;

(ii)   has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person's affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person's right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten or more persons; or

(iii)   has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in clause (B) of subsection (ii) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(g)   "person" means any individual, corporation, partnership, unincorporated association or other entity.

(h)   "stock" means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(i)   "voting stock" means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference in this Article THIRTEENTH to a percentage or proportion of voting stock shall refer to such percentage or other proportion of the votes of such voting stock.

1. The affirmative vote of the holders of 95% of all shares of stock of the Corporation entitled to vote in elections of directors, considered for the purposes of this Article THIRTEENTH as one class, shall be required for the adoption or authorization of a business combination (as hereinafter defined) with any other entity (as hereinafter defined) if, as of the record date for the determination of stockholders entitled to notice thereof and to vote thereon, such other entity is the beneficial owner, directly or indirectly, of 30% or more of the outstanding shares of stock of the Corporation entitled to vote in elections of directors considered for the purposes of this Article THIRTEENTH as one class; provided that such 95% voting requirement shall not be applicable if:

(a) The cash, or fair market value of other consideration, to be received per share by common stockholders of the Corporation in such business combination bears the same or a greater percentage relationship to the market price of the Corporation's common stock immediately prior to the announcement of such business combination as the highest per share price (including brokerage commissions and soliciting dealers' fees) which such other entity has theretofore paid for any of the shares of the Corporation's common stock already owned by it bears to the market price of the common stock of the Corporation immediately prior to the commencement of acquisition of the Corporation's common stock by such other entity;

(b) The cash, or fair market value of other consideration, to be received per share by common stockholders of the Corporation in such business combination (i) is not less than the highest per share price (including brokerage commissions and soliciting dealers' fees) paid by such other entity in acquiring any of its holdings of the Corporation's common stock, and (ii) is not less than the earnings per share of common stock of the Corporation for the four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes on such business combination, multiplied by the then price/earnings multiple (if any) of such other entity as customarily computed and reported in the financial community;

(c) After such other entity has acquired a 30% interest and prior to the consummation of such business combination: (i) such other entity shall have taken steps to ensure that the Corporation's Board of Directors included at all times representation by continuing director(s) (as hereinafter defined) proportionate to the stockholdings of the Corporation's public common stockholders not affiliated with such other entity (with a continuing director to occupy any resulting fractional board position); (ii) there shall have been no reduction in the rate of dividends payable on the Corporation's common stock except as necessary to insure that a quarterly dividend payment does not exceed 5% of the net income of the Corporation for the four full consecutive fiscal quarters immediately preceding the declaration date of such dividend, or except as may have been approved by a unanimous vote of the directors; (iii) such other entity shall not have acquired any newly issued shares of stock, directly or indirectly, from the Corporation (except upon conversion of convertible securities acquired by it prior to obtaining a 30% interest or as a result of a pro rata stock dividend or stock split); and (iv) such other entity shall not have acquired any additional shares of the Corporation's outstanding common stock or securities convertible into common stock except as a part of the transaction which results in such other entity acquiring its 30% interest;

(d) Such other entity shall not have (i) received the benefit, directly or indirectly (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial assis- tance or tax credits of or provided by the Corporation, or (ii) made any major change in the Corporation's business or equity capital structure without the unanimous approval of the directors, in either case prior to the consummation of such business combination; and

(e) A proxy statement responsive to the requirements of the United States securities laws shall be mailed to all common stockholders of the Corporation for the purpose of soliciting stock- holder approval of such business combination and shall contain on its first page thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the business combination which the continuing directors, or any of them, may choose to state and, if deemed advisable by a majority of the continuing directors, an opinion of a reputable investment banking firm as to the fairness (or not) of the terms of such business combination, from the point of view of the remaining public stockholders of the Corporation (such investment banking firm to be selected by a majority of the continuing directors and to be paid a reasonable fee for their services by the Corporation upon receipt of such opinion).

The provisions of this Article THIRTEENTH shall also apply to a business combination with any other entity which at any time has been the beneficial owner, directly or indirectly, of 30% or more of the outstanding shares of stock of the Corporation entitled to vote in elections of directors considered for the purposes of this Article THIRTEENTH as one class, notwithstanding the fact that such other entity has reduced its shareholdings below 30% if, as of the record date for the determination of stockholders entitled to notice of and to vote on to the business combination, such other entity is an "affiliate" of the Corporation (as hereinafter defined).

2. As used in this Article THIRTEENTH, (a) the term "other entity" shall include any corporation, person or other entity and any other entity with which it or its "affiliate" or "associate" (as defined below) has any agreement, arrangement or understanding, directly or indirectly, for the purpose of acquiring, holding, voting or disposing of stock of the Corporation, or which is its "affiliate" or "associate" as those terms are defined in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934 as in effect on March 31, 1981, together with the successors and assigns of such persons in any transaction or series of transactions not involving a public offering of the Corporation's stock within the meaning of the Securities Act of 1933; (b) an other entity shall be deemed to be the beneficial owner of any shares of stock of the Corporation which the other entity (as defined above) has the right to acquire pursuant to any agreement, arrangement or understanding or upon exercise of conversion rights, warrants or options, or otherwise; (c) the outstanding shares of any class of stock of the Corporation shall include shares deemed owned through application of clause (b) above but shall not include any other shares which may be issuable pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise; (d) the term "business combination" shall include any merger or consolidation of the Corporation with or into any other entity, or the sale or lease of all or any substantial part of the assets of the Corporation to, or any sale or lease to the Corporation or any subsidiary thereof in exchange for securities of the Corporation of any assets (except assets having an aggregate fair market value of less than $5,000,000) of any other entity; (e) the term "continuing director" shall mean a person who was a member of the Board of Directors of the Corporation elected by stockholders prior to the time that such other entity acquired in excess of 10% of the stock of the Corporation entitled to vote in the election of directors, or a person recommended to succeed a continuing director by a majority of continuing directors; and (f) for the purposes of subparagraphs l(a) and (b) of this Article THIRTEENTH the term "other consideration to be received" shall mean, in addition to other consideration received, if any, capital stock of the Corporation retained by its existing public stockholders in the event of a business combination with such other entity in which the Corporation is the surviving corporation.

3. A majority of the continuing directors shall have the power and duty to determine for the purposes of this Article THIRTEENTH on the basis of information known to them whether (a) such other entity beneficially owns 30% or more of the outstanding shares of stock of the Corporation entitled to vote in elections of directors; (b) an other entity is an "affiliate" or "associate" (as defined above) of another; (c) an other entity has an agreement, arrangement or understanding with another; or (d) the assets being acquired by the Corporation, or any subsidiary thereof, have an aggregate fair market value of less than $5,000,000.

4. No amendment to the Certificate of Incorporation of the Corporation shall amend or repeal any of the provisions of this Article THIRTEENTH, unless the amendment effecting such amendment or repeal shall receive the affirmative vote of the holders of 95% of all shares of stock of the corporation entitled to vote in elections of directors, considered for the purposes of this Article THIRTEENTH as one class; provided that this paragraph 4 shall not apply to, and such 95% vote shall not be required for, any amendment or repeal unanimously recommended to the stockholders by the Board of Directors of the Corporation if all of such directors are persons who would be eligible to serve as "continuing directors" within the meaning of paragraph 2 of this Article THIRTEENTH.

5. Nothing contained in this Article THIRTEENTH shall be construed to relieve any other entity from any fiduciary obligation imposed by law.

APPENDIX C — AMENDMENTS TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO PHASE-OUT THE CLASSIFICATION OF THE BOARD OF DIRECTORS OVER A THREE-YEAR PERIOD AND PROVIDE FOR THE ANNUAL ELECTION OF DIRECTORS

SEVENTH: (a) Until the 2028 annual meeting of stockholders, the directors of the Corporation (other than those directors elected by the holders of any series of Preferred Stock provided for or fixed pursuant to the provisions of Article Fourth B hereof (the "Preferred Stock Directors")) shall be divided into three classes. Commencing with the 2026 annual meeting of stockholders, directors of the Corporation (other than any Preferred Stock Director) shall be elected as follows: (i) directors elected at the 2026 annual meeting of stockholders to succeed those whose term expires at such meeting shall hold office for a term expiring at the annual meeting of stockholders to be held in 2027; (ii) directors elected at the 2027 annual meeting of stockholders to succeed those whose term expires at such meeting shall hold office for a term expiring at the annual meeting of stockholders to be held in 2028; and (iii) beginning with the 2028 annual meeting of stockholders, all directors elected at an annual meeting of stockholders to succeed those whose term expires at such meeting shall hold office for a term expiring at the next annual meeting of stockholders.

Each director shall hold office until the annual meeting of the stockholders for the year in which his or her term expires and until such director's successor is duly elected and qualified, or until such director's earlier death, resignation, disqualification or removal. A director may resign at any time upon notice to the Corporation as provided in the Corporation's Bylaws.

Except for any Preferred Stock Director, any director or the entire Board of Directors may be removed from office at any time, (i) in the event such removal is prior to the 2028 annual meeting of stockholders, only for cause, and (ii) in the event such removal is after to the 2028 annual meeting of stockholders, with or without cause.

Subject to the terms of any one or more series of Preferred Stock then outstanding, any vacancy on the Board of Directors, by reason of death, resignation, retirement, disqualification or removal or otherwise, and any newly created directorship that results from an increase in the number of directors, shall be filled only by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to the Board of Directors in accordance with this Paragraph (a) Seventh shall hold office (i) in the event of a new directorship created or vacancy occurring prior to the 2028 annual meeting of stockholders, for a term that shall coincide with the remaining term of the class of directors in which the new directorship was created or the vacancy occurs, and (ii) in the event of a new directorship created or vacancy occurring after the 2028 annual meeting of stockholders, until the next annual meeting of stockholders.

~~The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of not less than five nor more than twelve directors, the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors. The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. At the 1988 Annual Meeting of stockholders, Class I directors shall be elected for a one-year term, Class II directors for a two-year term and Class III directors for a three-year term. At each succeeding Annual Meeting of stockholders beginning in 1989, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement or removal from office. Except as otherwise required by law, any vacancy on the Board of Directors that results from an increase in the number of directors shall be filled only by a majority of the Board of Directors then in office, provided that a quorum is present, and any other vacancy occurring in the Board of Directors shall be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall serve for the remaining term of his predecessor.~~

Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred stock or any other class of stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of the Certificate of Designation with respect to such stock, such directors so elected shall not be divided into classes pursuant to this Article SEVENTH, and the number of such directors shall not be counted in determining the maximum number of directors permitted under the foregoing provisions of this Article SEVENTH, in each case unless expressly provided by such terms.

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